August 24, 2009

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
Attention:	David L. Orlie, Attorney-Advisor
Office of Mergers and Acquisitions

Re:	General Communication, Inc.
Schedule TO-I
Filed on August 6, 2009
File No. 005-38452

Dear Mr. Orlie:

General Communication, Inc. (“GCI”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 18, 2009, relating to the above referenced filing (the “Schedule TO”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed it with GCI’s response.

General

1.
The letter of transmittal and other exhibits suggest that you may have disseminated the offering materials solely via e-mail.  If so, please provide your analysis as to how this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications.

GCI respectfully advises the Staff that GCI believes it has complied with the dissemination requirements of Rule 13e-4(e) by disseminating the offering materials via e-mail, by making electronic links to the offering materials available to eligible option holders via a dedicated website and by providing instructions for requesting paper copies of the offering materials and election forms from GCI in the event that option holders are unable to access the offering materials electronically.

Securities and Exchange Commission
August 24, 2009
Page2

Rule 13e-4(e) states, “An issuer tender offer will be deemed to be published, sent or given to security holders if the issuer or affiliate making the issuer tender offer complies fully with one or more of the methods described in this section.”  Subsection (2) continues, “For tender offers in which the consideration consists solely or partially of securities registered under the Securities Act of 1933, a registration statement containing all of the required information, including pricing information, has been filed and a preliminary prospectus or a prospectus that meets the requirements of Section 10(a) of the Securities Act (15 U. S. C. 77h(a)), including a letter of transmittal, is delivered to security holders.”

Applicability of Rule 13e-4(e)(2)

As described in the offering materials, GCI is offering its eligible officers, employees, consultants and advisors (“Eligible Participants”) the opportunity to exchange their outstanding eligible stock options that were granted under our Amended and Restated 1986 Stock Option Plan (as amended, the “Plan”), whether vested or unvested, for shares of restricted stock of GCI Class A common stock that we will grant under the Plan.  All shares subject to the Plan have been registered under registration statements on Form S-8 filed with the Commission (the “Registration Statements”).  Accordingly, the consideration in the Offer to Exchange consists solely of securities previously registered under the Securities Act of 1933, thus establishing the applicability of Rule 13e-4(e)(2).  The first prong of Rule 13e-4(e)(2) requires that a registration statement containing all of the required information, including pricing information, has been filed.  The shares subject to the Plan have been previously registered under the Registration Statements with all requisite information, thus establishing the first prong under Rule 13e-4(e)(2).  The second prong of Rule 13e-4(e)(2) requires that a preliminary prospectus or a prospectus that meets the requirements of Section 10(a) of the Securities Act, including a letter of transmittal, be delivered to security holders.  To satisfy the requirements of this second prong, GCI has delivered the offering materials, including a letter of transmittal (in the form filed as Exhibit (a)(1)(B) to the Schedule TO) to all Eligible Participants via electronic mail (including hyperlinks to a dedicated website that contains all of the offering materials) on the date of commencement of the offering.  The delivery of these documents complies with the electronic delivery requirements outlined by the Commission in its Release No.  33-7233.

Principles of Electronic Delivery

In Release No. 33-7233, the Commission stated, “The Commission would view information distributed through electronic means as satisfying the delivery or transmission requirements of the federal securities laws if such distribution results in the delivery to the intended recipients of substantially equivalent information as these recipients would have had if the information were delivered to them in paper form.”1   The Commission outlined three principles for proper electronic delivery: (A) notice, (B) access and (C) evidence to show delivery.

Securities and Exchange Commission
August 24, 2009

(A) Notice

Proper notice, as described in Release No. 33-7233, requires the electronic communication to provide “timely and adequate notice to investors that information for them is available. . .”2  As noted above, Eligible Participants consist of current officers or employees of, or consultants or advisors to, GCI.  Prior to the commencement date of the offering, GCI sent two separate e-mails (attached as EX-99.1 and EX-99.2 to the Schedule TO-C filed with the Commission on August 5, 2009) to Eligible Participants, each of which were sent from separate internal sources.  On the date of the commencement of the offering, an additional e-mail (in the form attached as Exhibit (a)(1)(C) to Schedule TO) was sent to Eligible Participants, which included a hyperlink to a dedicated website (the “Exchange Offer Website”) where the offering materials are located and a personal identification number (“PIN”) allowing Eligible Participants to access the Exchange Offer Website.3  With respect to all three e-mail communications, GCI: (i) received no undeliverable e-mail notifications, which are automatically generated by GCI’s server in the event that there is a communication problem with any recipients’ e-mail server; (ii) reviewed all out of office auto-replies to ensure that no recipients would be out of the office during the duration of the offer; and (iii) confirmed that none of these communications were captured by virus filters with respect to employees and officers of GCI.

Of the 235 Eligible Participants, 231 are employees of GCI.  E-mail is an important means of communication at GCI and, as such, GCI provides its employees with company e-mail accounts, personal computers and access to the Internet.  As a primary means of communication, employees are required to regularly check and read their company e-mails in the ordinary course of performing their duties.  As such, the e-mail correspondence sent to eligible officers and employees at their company e-mail addresses provides timely and adequate notice to investors that information for them is available.  Indeed, given the large number of eligible officers and employees, dissemination by corporate e-mail at GCI provides notice that is at least as timely and adequate as paper delivery of documents.

Securities and Exchange Commission
August 24, 2009

We also regularly communicate via e-mail with the four Eligible Participants that are consultants or advisors.  While GCI does not provide these individuals GCI e-mail accounts, personal computers or Internet access, they are expected and required to communicate via e-mail with officers and employees of GCI in their capacity as a consultant or advisor to GCI.  We undertook additional effort to confirm that adequate notice was provided with respect to these consultants and advisors, including contacting via telephone those consultants and advisors who had not already responded indicating that they had received and accessed the offering materials.  The regular and continuous e-mail communications GCI regularly has with these individuals, coupled with the additional efforts undertaken to confirm that the notice was received, provide GCI with sufficient comfort that e-mail correspondence provides timely and adequate notice to these individuals that the offering materials are available.

(B) Access

The second principle of proper electronic delivery is “access.”  Release No. 33-7233 requires recipients of electronic communications to have access to the electronic media that is comparable to that of paper documents such that a recipient should have the opportunity to retain the information or have ongoing access equivalent to personal retention.4  As noted above, GCI provides its officers and employees with, and requires that its consultants and advisors have, access to the Internet and that such persons are able to check their e-mails on a routine and regular basis.  As such, all Eligible Participants have access to the e-mail correspondence sent by GCI at the commencement of the offering and the related offering materials posted to the Exchange Offer Website linked to in the e-mail correspondence.  Upon following the hyperlink provided in the original e-mail correspondence, eligible employees and contractors can log into the Exchange Offer Website and review the offering materials.  In addition, Eligible Participants may print the offering materials for personal retention or if they prefer paper documents to review and submit.  Alternatively, as detailed in the offering materials, Eligible Participants have the option to request (and GCI will provide) paper versions of the offering materials.  Moreover, as provided in Release No. 33-7233, the offer documents will be accessible online for Eligible Participants to access for as long as the delivery requirements of the federal

Securities and Exchange Commission
August 24, 2009

securities laws apply.5  Because GCI provides its officers and employees with, and requires that its consultants and advisors have access to, e-mail and the Internet, and because participants have the option to print or request paper copies of the offering materials, GCI believes it has provided adequate access to the offering materials.

(C) Evidence to show delivery

The third principle of proper electronic delivery is that there is a reasonable assurance that the delivery requirement has been satisfied. Release No. 33-7233 provides examples of procedures evidencing satisfaction of the delivery requirements, which include (a) obtaining evidence that an investor actually received the information, for example, by electronic mail return-receipt or confirmation of accessing, downloading, or printing, (b) an investor's accessing a document with hyperlinking to a required document, and (c) using forms or other material only available by accessing the information.6  As previously outlined, corporate e-mail communications are routine and regular matters for GCI and the Eligible Participants.  The delivery of internal e-mails, such as those announcing the exchange offer, can be monitored and confirmed by the company.  Eligible Participants use e-mail in the ordinary course of performing their duties and ordinarily are expected to log on to e-mail routinely to receive mail and other communications.  In addition, review of the offering materials and submission of elections on the Exchange Offer Website require an Eligible Participant to sign-in using their respective unique PIN.  As such, GCI will individually monitor the access of information by Eligible Participants as they view the offering materials and/or submit their elections to confirm that they have accessed the offering materials.  Given the nature of internal e-mails and the ability to track and confirm access to documents on the Exchange Offer Website, there is reasonable assurance that the delivery requirement has been satisfied.

For these reasons and those outlined above, GCI believes that it has fully complied with the electronic dissemination requirements outlined in Release No. 33-7223 and the general dissemination requirements of Rule 13e-4(e)(2).  We also note for the Staff that the procedures taken by GCI to disseminate the offering materials are similar to those described in Example 1 of the Securities Act Release No 33-7288 (the “Example”).  In the Example, the company uses its e-mail system to disseminate documents required under the Exchange Act to employees that use the company's e-mail in the ordinary course of performing their duties as employees.  In addition, employees in the Example ordinarily are expected to log-on to e-mail routinely to receive mail and communications, and those who do not log-on have alternative

Securities and Exchange Commission
August 24, 2009

means of receiving e-mail messages, such as having them sent to secretaries or co-workers who then deliver them to the employee.  The Example’s e-mail notice includes the actual documents or announces the availability of the documents and provides information as to how to access the documents through the local area network and also states that paper versions of the documents are available upon request.  Similarly, GCI has sent e-mail correspondence (in the forms attached as EX-99.1 and EX-99.2 to the Schedule TO-C filed with the Commission on August 5, 2009, and in the form of Exhibit (a)(1)(C) attached to the Schedule TO) to all Eligible Participants advising them of the exchange offer and directing them to the Exchange Offer Website to review or print offering materials.  GCI's e-mail correspondence and the offering materials also clearly provide instructions on requesting paper versions of the offering materials.  As in the example, GCI's officers, employees, consultants and advisors use e-mail in the ordinary course of performing their duties and are expected to check and read e-mails and communications routinely.  In addition, each of these Eligible Participants have alternative means of receiving e-mail communications similar to those described in the Example.  The Commission noted that the dissemination procedures in the Example satisfied the delivery obligations with respect to the company's employees.  Because the procedures used by GCI in the exchange offer are the same as those used in the Example, we believe GCI has likewise satisfied its delivery obligations under Rule 13e-4(e)(2).

Determination of Validity … page 25

2.
You state that your determinations as to the validity and acceptance of all tenders will be final and binding.  Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.  Similar language appears in Section 5 regarding withdrawals, in your letter of transmittal, and in Section 7 of the offering document relating to conditions of the offer.

In response to the Staff’s comment, GCI has revised the disclosure on Page 25 of the Offer to Exchange and the language contained in the other materials noted above to clarify that a security holder may challenge our determination in a court of competent jurisdiction.

Conditions of the Offer, page 28

3.
You refer in the first and second listed conditions to “threatened” litigation.  A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied.  Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

GCI has revised the disclosure on page 28 of the Offer to Exchange in response to the Staff’s comment to clarify that legal action may be considered “threatened” only if it is threatened in writing.

Certain Financial Information, page 35

4.
The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure.  In view of the fact financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A.  This revised disclosure must be disseminated to option holders.  See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link:  http://www.sec.gov/interps/telephone/phonesupplement3.htm

Securities and Exchange Commission
August 24, 2009

In response to the Staff’s comment, GCI has revised the disclosure on page 35 of the Offer to Exchange to include the summary information required by Item 1010(c)(1)-(3) of Regulation M-A.  GCI acknowledges that the offer to exchange will remain open for at least five business days after the supplement to Schedule TO is disseminated to Eligible Participants in accordance with rule 14d-4(d)(2)(i) and SEC Release No. 34-42055 (Oct. 22, 1999).

Extension of Offer; Termination; Amendment, page 41

5.
In the second bullet point in the fifth paragraph of this section, you state that you will extend the offer as necessary to ensure that at least 10 business days remain in the offer following a change in the type of options eligible to be tendered.  Please advise how you determined that expanding the scope of the offer in this manner would not constitute a new offer requiring that the offer remain open for at least 20 business days following the change.  See Rule 14e-1(a).

In response to the Staff’s comment, GCI has deleted the above-mentioned disclosure contained on page 41 of the Offer to Exchange.

6.
In the third bullet point in this paragraph, you state that you will extend the offer as necessary to ensure that least 10 business days remain in the offer following any increase in eligible options which in turn causes the number of shares underlying eligible options to increase by more than 10%.  This disclosure implies that, following a lesser increase, the offer might not remain open for a full 10 business days.  Please tell us how you intend to comply with rule 14e-1(b) in the event that you increase the percentage of the class of options being sought, and revise your disclosure as appropriate.

In response to the Staff’s comment, GCI has deleted the above-mentioned disclosure on page 41 of the Offer to Exchange.

Forward-Looking Statements, page 43

Securities and Exchange Commission
August 24, 2009

7.
Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 21E(b)(2)(C) of the Exchange Act.  Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comment, GCI has revised the disclosure on Page 43 of the Offer to Exchange to omit any reference to PSLRA and agrees to refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

GCI acknowledges that:

•	GCI is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	GCI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To expedite the Staff’s review of this response, we have attached a copy of our amendment to Schedule TO marked to indicate the changes from the Schedule TO.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

1 Use of Electronic Media, Securities Act Release No. 33−7233 (Oct. 6, 1995).  Securities Act Release No. 33−7233 was followed by Securities Act Release No. 33−7288 (May 15, 1996) and Securities Act Release No. 33−7856 (May 4, 2000).  In the most recent Securities Act Release No. 33−7856, the Commission stated “that the framework for electronic delivery established in [the prior] releases continues to work well in today’s technological environment.  Issuers and market intermediaries therefore must continue to assess their compliance with legal requirements in terms of the three areas identified in the releases — notice, access and evidence of delivery.” See, Securities Act Release No. 33−7856.

2 Securities Act Release No. 33−7233.

3 Securities Act Release No. 33−7233 provides that “[i]f the document is provided on an Internet Web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.” Securities Act Release No. 33−7233.

4 Securities Act Release No. 33−7233.

5 Securities Act Release No. 33−7233.

6 Securities Act Release No. 33−7233.

Securities and Exchange Commission
August 24, 2009

Please direct your questions or comments to me (tel: 907/868-5604).  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 907/868-5676).  Thank you for your assistance.

Very truly yours,

General Communication, Inc.

John M. Lowber
Chief Financial Officer

Cc: Steven D. Miller, Sherman & Howard L.L.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

GENERAL COMMUNICATION, INC.
(Name of Subject Company (Issuer))

GENERAL COMMUNICATION, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock
(Title of Class of Securities)

369385109
(CUSIP Number of Class A Common Stock)

John M. Lowber
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

Steven D. Miller, Esq.
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
(303) 297-2900

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CALCULATION OF FILING FEE
Transaction valuation*                                                                                                           Amount of filing fee
$15,741,541                                                                                                           $878.38

* Calculated solely for purposes of determining the filing fee.  This calculation assumes that all eligible options are exchanged for restricted stock.  The shares of restricted stock issuable have an aggregate value of $15,741,541 as of July 30, 2009, based on the average of the high and low sale prices of General Communication, Inc.’s common stock on the Nasdaq Global Select Market on July 30, 2009.

[ ]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

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ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated August 6, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)
Name and Address. The name of the issuer is General Communication, Inc., an Alaska corporation (the “Company” or “GCI”). The Company’s principal executive office is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, and its telephone number is (907) 868-5600. The information in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible officers, employees and stakeholders to exchange certain outstanding eligible options to purchase shares of GCI’s Class A common stock, no par value (“Common Stock”), that were originally granted under the Company’s Amended and Restated 1986 Stock Option Plan (as amended, the “Plan”) which provides for options to purchase Common Stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as “Restricted Stock”) that will be granted under the Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of July 30, 2009, options to purchase approximately 6,084,146 shares of Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Shares of Restricted Stock; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c)	Trading and Market Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Name and Address. The filing person is the subject company, General Communication, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information about the Directors and Executive Officers of General Communication, Inc.”) is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)
Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Shares of Restricted Stock; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 12 (“Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

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(b)	Purchases. The information in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Plan filed as Exhibit (d)(1) and the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (d)(2) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”) and Section 12 (“Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of General Communication, Inc.”) is incorporated herein by reference.

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(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)
Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) and Section 17 (“Additional Information”), in GCI’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, and in GCI’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)
Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS

A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL COMMUNICATION, INC.
(Registrant)

Date: August 6, 2009	By:	/s/ JOHN M. LOWBER
Name: John M. Lowber
Title : Senior Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer)

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EXHIBIT INDEX
EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated August 6, 2009.

(a)(1)(B)	Form of Letter of Transmittal/Withdrawal.

(a)(1)(C)	Form of E-mail from BNY Mellon to Eligible Participants, dated August 6, 2009, regarding “Announcement of Option Exchange Offer.”

(a)(1)(D)	Form of Individual Statement of Options.

(a)(1)(E)	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(F)	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via the Exchange Offer Website.

(a)(1)(G)	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via E-mail, Facsimile, Regular Mail, Overnight Courier or Hand Delivery.

(a)(1)(H)
Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-15279)); Amendment No. 1 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Form S-8 filed on July 27, 2007 (File No. 333-144916))

(a)(1)(I)	Amendment No. 2 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(J)	Employee Presentation Materials

(a)(1)(K)	General Communication, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(1)(L)	GCI Communication, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009 is incorporated herein by reference.

(a)(1)(M)	GCI Communication, Inc. Current Reports on Form 8-K filed with the Securities Exchange Commission on May 7, 2009, and August 6, 2009 are incorporated herein by reference.

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(a)(1)(N)	Form of reminder e-mail from the Company to eligible officers, employees and stakeholders.

(a)(1)(O)	GCI Communication, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2009 is incorporated herein by reference.

(a)(1)(P)	Supplement to the Offer to Exchange, dated August 24, 2009.

(a)(1)(Q)	Form of E-mail to from Peter Pounds to Eligible Participants, dated August 24, 2009, regarding transmittal of Supplement to the Offer to Exchange, dated August 24, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(H) and Exhibit (a)(1)(I) above).

(d)(2)	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(E) above).

(g)	Not applicable.

(h)	Not applicable.

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Exhibit (a)(1)(A)

GENERAL COMMUNICATION, INC.
OFFER TO EXCHANGE
RESTRICTED STOCK
FOR
CERTAIN OUTSTANDING STOCK OPTIONS

THIS OFFER AND YOUR WITHDRAWAL RIGHTS EXPIRE
AT 11:59 p.m., ALASKA DAYLIGHT TIME, ON SEPTEMBER 4, 2009, UNLESS WE EXTEND THE OFFER.

This Offer to Exchange constitutes part of the Section 10(a) Prospectus
Relating to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

The Date of this Offer to Exchange is August 6, 2009

General Communication, Inc. (“GCI,” the “Company,” “we,” “us” or “our”) is offering eligible officers, employees and stakeholders (“participants”) the opportunity to exchange, on a grant-by-grant basis, their outstanding eligible stock options that were granted under our Amended and Restated 1986 Stock Option Plan, (as amended, the “Plan”) whether vested or unvested, for shares of restricted stock of GCI Class A common stock (“Common Stock”) that we will grant under the Plan. Generally, eligible options include all options issued pursuant to the Plan between January 1, 1999, and February 15, 2009, excluding any options that vest based on EBITDA performance.

The Company has established an Exchange Offer Website through BNY Mellon at the website address http://www.corp-action.net/GCI. You may access your Individual Statement of Options on the Exchange Offer Website or, if you are unable to access the Exchange Offer Website, we will mail you an Individual Statement of Options separate from this Offer to Exchange. Your statement identifies each of the eligible options you currently hold and the exchange ratio that will apply to the option if it meets the requirements for eligibility on the date the offer expires. The exchange ratio represents the number of shares subject to an eligible option that will be canceled, should you choose to tender that option in this offer, for each share of restricted stock that would be granted to you. Your statement also indicates for each of the options listed the number of shares of restricted stock you will receive if the option is exchanged.

We expect to issue the shares of restricted stock on the first business day following the expiration of this offer. Shares of restricted stock issued in this offer will vest as follows: (1) 50% of the shares of restricted stock will vest on December 20, 2011, and (2) the remaining 50% of the shares of restricted stock will vest on February 28, 2012. Until shares of restricted stock have vested, they remain subject to forfeiture if your employment with GCI or one of its majority-owned subsidiaries terminates prior to the vesting date (if you are an officer or employee of GCI), or if you no longer continue to provide services to GCI prior to the vesting date (if you are a consultant or advisor to GCI). All unvested shares of restricted stock will also be subject to restrictions on transfer. If and when the shares vest, they will be free of forfeiture conditions and restrictions on transfer, other than required tax withholding and compliance with applicable securities laws, our securities trading policies and any other legal requirements. All shares of restricted stock will be subject to the terms of the Plan and an award agreement between you and the Company.

i

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive shares of restricted stock, and your outstanding options will remain outstanding according to their existing terms and conditions.

Shares of our Common Stock are quoted on the NASDAQ’s Global Select Market under the symbol “GNCMA”. On July 30, 2009, the closing price of one share of Common Stock on the NASDAQ Global Select Market was $7.02. We recommend that you get current market prices for our Common Stock before deciding whether to exchange your eligible options.

See “Certain Risks of Participating in the Offer” beginning on page 16 for a discussion of risks that you should consider before participating in this offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

We are making this offer upon the terms and conditions described in this Offer to Exchange, the Letter of Transmittal/Withdrawal and the Individual Statement of Options, and the offer is not conditioned on any minimum number of options being exchanged. The offer is, however, subject to conditions that we describe in Section 7 of this Offer to Exchange.

If you want to exchange any of your eligible options, you must indicate which of your eligible options that you wish to “exchange” on your Letter of Transmittal/Withdrawal and electronically submit the Letter of Transmittal/Withdrawal through the Exchange Offer Website at the website address http://www.corp-action.net/GCI. If you are unable to access the Exchange Offer Website, you may complete, sign and date the form of Letter of Transmittal/Withdrawal that we have provided to you and deliver the Letter of Transmittal/Withdrawal to us according to the instructions contained in the Letter of Transmittal/Withdrawal. Your election to participate in the offer will be effective only if the completed Letter of Transmittal/Withdrawal is received by GCI through the Exchange Offer Website or through the alternative delivery methods set forth in the Letter of Transmittal/Withdrawal before the offer expires.

IMPORTANT NOTICE

Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation to you as to whether or not you should tender your eligible options for exchange. Also, GCI has not authorized any person to make any recommendation on its behalf as to whether or not you should accept this offer.

You are strongly encouraged to consult with your advisors, including your tax advisor, before making any decisions regarding the offer.

The statements in this Offer to Exchange concerning the eligible options, the Plan and the restricted stock are summaries of the material terms but are not complete descriptions of the eligible options, the Plan, or the restricted stock. The Plan and the Form of Restricted Stock Agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this Offer to Exchange is also an exhibit). See Section 17 of this Offer to Exchange for additional information regarding the Schedule TO.

You should rely only on the information contained in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to provide you with different information or to make any representations in connection with this offer other than the information and representations contained in this Offer to Exchange or as provided on the Exchange Offer Website. We are not making an offer of the restricted stock in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer. This Offer to Exchange summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

TABLE OF CONTENTS

Page
SUMMARY TERM SHEET 1
How The Option Exchange Program Works 1
Background And Purpose Of The Offer 8
Duration Of The Offer 10
How To Elect To Participate 11
U.S. Federal Income Tax Considerations 13
How To Get More Information ~~15~~16
CERTAIN RISKS OF PARTICIPATING IN THE OFFER 16
Economic Risks 16
Tax-Related Risks ~~19~~20
Business-Related Risks 21
THE OFFER 21
Section 1.                      Eligibility. 21
Section 2.                      Number of Shares of Restricted Stock; Expiration Date. 21
Section 3.                      Purpose of the Offer. 24
Section 4.                      Procedures for Tendering Options. 24
Section 5.                      Withdrawal Rights and Change of Election. 26
Section 6.                      Acceptance of Options for Exchange and Issuance of Restricted Stock.~~27~~28
Section 7.                      Conditions of the Offer. 28
Section 8.                      Price Range of Our Common Stock. 31
Section 9.                      Source and Amount of Consideration; Terms of Restricted Stock. 31
Section 10.                      Information Concerning General Communication, Inc. 34
Section 11.                      Interests of Officers; Transactions and Arrangements Concerning the Options. ~~36~~37
Section 12.                      Accounting Consequences of the Offer. ~~37~~38
Section 13.                      Legal Matters; Regulatory Approvals. 38
Section 14.                      Material U.S. Federal Income Tax Consequences. ~~38~~39
Section 15.                      Extension of Offer; Termination; Amendment. 41
Section 16.                      Fees and Expenses. 42
Section 17.                      Additional Information. 42
Section 18.                      Forward-Looking Statements. 43
APPENDIX A INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL COMMUNICATION, INC. ~~44~~45

SUMMARY TERM SHEET

The following are answers to some questions about our offer. The answers are summaries and do not describe all of the details of the offer. You should read all of this Offer to Exchange, the Letter of Transmittal/Withdrawal, your Individual Statement of Options, the Plan and the Form of Restricted Stock Agreement because they contain the full details of our offer and the terms of the restricted stock, and these details could be important to you. For many of the questions, we have included a reference to the section or sections of this Offer to Exchange where you can find a more complete discussion.

This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Exchange Program Works

•	Background and Purpose of the Offer

•	Duration of the Offer

•	How to Elect to Participate

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

References in this Offer to Exchange to “GCI,” the “Company,” “we,” “us” and “our” mean General Communication, Inc., and references to the time “the offer expires” mean 11:59 p.m., Alaska Daylight Time, on September 4, 2009, or, if we extend the offer period, any later date that we specify. References to the “Offer to Exchange” mean this Offer to Exchange and its appendices. References to the “offer” or the “program” mean the option exchange program described in this Offer to Exchange.

 How The Option Exchange Program Works

Q1.           What is the Offer?

A1.           Beginning on August 6, 2009, and ending at 11:59 p.m., Alaska Daylight Time, on September 4, 2009, unless we extend the offer, each eligible officer, employee and stakeholder (described in Question 2 below) may decide to exchange eligible options (described in Question 4 below) for an award of shares of restricted stock of GCI Class A common stock (“Restricted Stock”) (described in Question 10 below). The number of shares of Restricted Stock an eligible officer, employee or stakeholder will receive in exchange for an eligible option will be determined by the exchange ratio described in Question 13 below. Restricted Stock issued at the expiration of this offer will vest as follows: 50% of the Restricted Stock will vest on December 20, 2011, and 50% of the Restricted Stock will vest on February 28, 2012.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive Restricted Stock, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

Q2.           Am I eligible to participate?

A2.           Only “eligible officers, employees and stakeholders” may participate in this offer. If you are an officer or employee of GCI, then you generally are eligible if you were an officer or an employee of GCI on August 6, 2009 and remain an officer or an employee (even if on an approved leave of absence) immediately prior to the expiration of the offer. Officers of GCI who also serve on our Board of Directors are not eligible to participate in this offer. If you are an eligible officer or employee of GCI and you resign or receive a notice of termination at any time before the expiration of the offer, you are not eligible to participate in the offer. If you are a consultant or advisor to GCI and have previously been granted options under the Plan, then you generally are eligible if you continue to be retained by GCI to perform services immediately prior to the expiration of the offer. If you are a consultant or advisor to GCI and you receive a notice that GCI has decided to discontinue the use of your services at any time prior to the expiration of the offer, you are not eligible to participate in the offer. (See Section 1.)

Q3.           What happens if my employment terminates, or if I am notified by GCI that my role as a consultant or advisor has been discontinued, before the expiration of the offer?

A3.           If you tender options for exchange in this offer, but before the expiration of the offer your position as an officer or employee with GCI terminates for any reason, you submit or receive a notice of termination of employment or you receive a notice that your services as a consultant or advisor to GCI have been discontinued, then your tender will automatically be deemed withdrawn and you will not participate in the option exchange program. You will retain your outstanding options in accordance with their current terms and conditions, and you may exercise them during a limited period of time following your termination of service in accordance with their terms to the extent that they are vested. This offer does not change your status as an “at will” employee, and your employment may be terminated by us or by you at any time, including before the offer expires, for any reason, with or without cause, subject to any employment agreement you may have with GCI (or one of our subsidiaries or a successor entity, as applicable). If you are a consultant or advisor to GCI, this offer does not guarantee your continued status as a consultant or advisor, nor does it otherwise change the terms and conditions of your provision of services to GCI.

Q4.           Which options may I exchange?

A4.           Only “eligible options” may be exchanged under this program. Eligible options are all options issued pursuant to the Plan between January 1, 1999, and February 15, 2009, excluding any options that vest based on EBITDA performance. You should review your Individual Statement of Options, which can be accessed on the Exchange Offer Website or, if you are unable to access the Exchange Offer Website, it will be mailed to you separate from this Offer to Exchange. It lists all of your options that are eligible for exchange. (See Section 2.)

Q5.           If I participate, what will happen to my current options?

A5.           Eligible options you elect to exchange under this program will be canceled promptly following the expiration of this offer, and you will no longer have those options available for exercise. Any options you do not tender for exchange will not be canceled and will remain outstanding at their existing exercise prices and under their existing terms. (See Sections 2 and 6.)

Q6.           I have more than one eligible option. Do I have to exchange all of them in order to participate?

A6.           No. You may exchange one or more of your eligible options or none at all. For the purposes of this offer, the term “option” means a particular option grant to purchase a specified number of shares of our Common Stock at a specified exercise price per share. If you decide to tender an option, you must tender the entire unexercised portion of the option—tenders of partial options will not be accepted. (See Section 2.)

Q7.           May I tender unvested options?

A7.           Yes. Your eligible options do not need to be vested in order for you to participate in the offer.

Q8.           May I tender an option that I have already exercised in full?

A8.           No. The offer pertains only to outstanding options. It does not apply in any way to shares you have already purchased, whether upon the exercise of options or otherwise, or whether or not you have vested in those shares. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not eligible for this offer. If you have exercised an eligible option in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange. Options for which you have properly submitted an exercise notice prior to the date the offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q9.           What is a stock option?

A9.           A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase or “exercise” price is the market price of a share of our Common Stock on the date the option is granted. Due to subsequent fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to, or less than the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an “in-the-money” option), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price and then sell the purchased stock for the higher prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an “out-of-the-money” or an “underwater” option) generally would not exercise the stock option. The options eligible for exchange under this program may be both “in-the-money” or “out-of-the-money”, and we encourage you to consult with an investment and tax advisor as necessary before deciding to participate in the offer.

Q10.           What are “shares of restricted stock?”

A10.           Shares of Restricted Stock granted pursuant to this offer are shares of GCI Class A common stock that will be issued on the date the awards are granted to officers, employees and stakeholders participating in the offer. 50% of the shares of Restricted Stock will vest on December 20, 2011, and the remaining 50% of the shares of Restricted Stock will vest on February 28, 2012. Until shares of Restricted

Stock have vested, they remain subject to forfeiture if your employment with GCI or one of its majority-owned subsidiaries terminates prior to the vesting date (if you are an officer or employee of GCI), or if you no longer continue to provide services to GCI prior to the vesting date (if you are a consultant or advisor to GCI). If and when the shares vest, they will no longer be “restricted,” and you will be free to hold, transfer or sell them, subject to required tax withholding and compliance with applicable securities laws, our securities trading policies and any other legal requirements. (See Section 9.)

Generally, if you participate in the exchange offer, you will forfeit all of the shares of Restricted Stock granted to you in exchange for eligible options if, prior to the vesting dates set forth above, you cease to be an officer or employee of GCI or one of its majority-owned subsidiaries (if you are an officer or employee of GCI), or if you no longer continue to provide services to GCI (if you are a consultant or advisor to GCI). You may not transfer, pledge, or otherwise dispose of unvested restricted stock. The forfeiture provisions, transfer restrictions and other terms of the Restricted Stock are set forth in the Plan and the forms of award agreement included as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this Offer to Exchange is also an exhibit).

Q11.           What is the principal difference between stock options and restricted stock?

A11.           The value of a stock option fluctuates based on changes in the market price of our stock to a greater degree than the value of a share of restricted stock of equivalent value. Additionally, stock options have no realizable value when the market price of the underlying shares declines below the option exercise price, as it has in the case of some of the options eligible to participate in this offer. In contrast, restricted stock continues to have value even if the market price of our stock declines below its value at the time of grant. However, your eligible options, because they may be exchanged for a lesser number of shares of Restricted Stock, may have greater value if the market price of our Common Stock increases significantly. On the other hand, the Restricted Stock you would receive if you choose to participate in the offer (because no exercise price is required to be paid) will have greater value if the market price of our Common Stock does not increase significantly, provided you remain an officer or employee of, or a consultant or advisor to, GCI for the applicable vesting period.

Q12.           Do I have to pay any money to receive shares of Restricted Stock?

A12.           No. You will not be required to pay any money to receive shares of Restricted Stock. However, you will be responsible for paying all applicable taxes in connection with the Restricted Stock and sale of shares of our Common Stock. (See Questions 42 through 44 below and Section 14.)

Q13.           If I participate, how many shares of Restricted Stock will I receive?

A13.           The number of shares of Restricted Stock that we are offering in exchange for each eligible option is equal to the lesser of (i) a number of shares of Restricted Stock having a fair value (as described below) equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered. The fair value of the eligible options will be the current value of the options as calculated by the Black-Scholes value of the eligible stock options. Black-Scholes is a commonly accepted valuation method which takes into account a number of factors in valuing stock options, including the Company’s stock price and its volatility, the exercise price of stock options, a risk-free interest rate and the expected remaining term of the stock options. In determining the current value of each eligible option, we used the following assumptions: (i) an exercise price equal to the exercise price of the eligible option; (ii) an assumed per share value of the Company’s Class A common stock equal to the closing price per share as reported on the NASDAQ Global Select Market on July 30, 2009; (iii) an expected remaining term of the option equal to the period beginning on February 28, 2009 through the remaining contractual life of the eligible option; (iv) an expected dividend yield of 0%; (v) expected volatility of our Common Stock price equal to 50%; and (vi) an interest rate equal to the interest rate on U.S. Treasury Strips with a five-year maturity.

The number of shares of Restricted Stock that we are offering in exchange for each eligible option is determined by an exchange ratio based upon the exercise price of the eligible option. An illustrative example of the exchange ratio for a representative group of options is shown in the table below. You will receive an Individual Statement of Options identifying the actual exchange ratio for each of your eligible options.

Per Share Exercise Price of Eligible Option and Expiration Date	Share of Restricted Stock for Exchanged Options
$7.00/February 28, 2011	One share of Restricted Stock for every 3.33 exchanged options
$12.00/February 28, 2015	One share of Restricted Stock for every 2.81 exchanged options
$15.00/February 28, 2018	One share of Restricted Stock for every 2.5 exchanged options

For purposes of applying the exchange ratios, fractional shares of Restricted Stock will be rounded to the nearest whole share of Restricted Stock on a grant by grant basis (with fractional shares of Restricted Stock greater than or equal to 0.5 rounded up to the nearest whole share of Restricted Stock and fractional shares of Restricted Stock less than 0.5 rounded down to the nearest whole share of restricted stock).

Please note: The exchange ratios apply to each of your option grants separately. This means that the various options you have received may be subject to different exchange ratios. (See Question 23 and Section 2.)

Q14.           When will my restricted stock vest?

A14.           All Restricted Stock received in exchange for eligible options will vest as follows: (i) 50% of the shares of Restricted Stock will vest on December 20, 2011, and (ii) the remaining 50% of the shares of Restricted Stock will vest on February 28, 2012. If your employment with GCI or one of its majority-owned subsidiaries terminates prior to a vesting date (if you are an officer or employee of GCI), or if you no longer continue to provide services to GCI prior to the vesting date (if you are a consultant or advisor to GCI), then you will forfeit any shares of Restricted Stock that remain unvested on the date your position as an officer or employee terminates or on the date that you are deemed to no longer provide services to GCI, as the case may be.

Q15.           When and how will I receive my shares of Restricted Stock?

A15.           Stock certificates will not be issued for shares of Restricted Stock that have not vested. Instead, shares of Restricted Stock will be issued and held of record in an account in the name of GCI on the records of our transfer agent. These shares will be held for the benefit of the officers, employees and stakeholders to whom the Restricted Stock was issued until they vest. As and when shares of Restricted Stock vest and all applicable withholdings have been taken into account, your certificates for vested shares will be transferred from our transfer agent to an account in your name at the online broker who administers the

Plan and related income and employment tax withholding obligations. If you are an officer or employee and elect to satisfy your income and employment tax withholding obligations that arise in connection with the vesting of your award through a share withholding procedure further described in Question 44 below, the number of shares you retain will be reduced by a number of whole shares whose value is at least equal to the amount of the tax withholding obligation. (See Question 44 below and Sections 9 and 14.)

Q16.           What is the source of the Common Stock that will be issued as Restricted Stock?

A16.           The Restricted Stock will be issued under the Plan, and will be drawn from the pool of the Company’s Common Stock currently authorized for issuance under the Plan. The shares of Common Stock underlying the options exchanged in this offer, which were granted under the Plan, will be returned to the pool of Common Stock currently authorized for issuance under the Plan and will be available for future issuance as an equity award under the Plan.

Q17.           What happens if my employment terminates, or if I am notified by GCI that my role as a consultant or advisor has been discontinued, before my restricted stock has vested?

A17.           If your options are exchangeable for shares of Restricted Stock and you intend to terminate your employment before the Restricted Stock has vested, you should carefully consider whether or not to participate in the offer. Your eligible options may be fully or partially vested. If you do not exchange them, you may be able to exercise your currently vested options for a period of time after your employment ends (as specified in your stock option agreement). If you participate in the offer, the options you elect to exchange will be canceled and you will forfeit any Restricted Stock that has not vested at the time your employment or service as a consultant or advisor to GCI ends. (See Questions 9 and 14.)

Q18.           If I participate, when will I receive my award agreement?

A18.           We expect that Restricted Stock awards will be granted on the first business day following expiration of the offer in exchange for all properly tendered options that we accept for cancelation and exchange. We expect to provide you with a restricted stock agreement as soon as practicable following the grant date. You will not receive certificates evidencing the shares of Common Stock until your award vests. (See Question 15.)

Q19.           Will my Restricted Stock ever expire?

A19.           Unlike stock options, restricted stock does not expire. Instead, if you are still an officer or employee of, or a consultant or advisor to, GCI on the vesting date and you received shares of Restricted Stock in this offer, your shares of Restricted Stock will vest as described in this offer. See also the answers to Questions 14, 15 and 17.

Q20.           What happens if GCI is acquired by another company before the offer expires?

A20.           If we are acquired by another company before the offer expires, you may withdraw your tendered options and have all of the rights under your options. Further, if we are acquired prior to the offer expiration date, we reserve the right to withdraw the offer, in which case your options will remain outstanding subject to their terms.

Q21.           Are there risks that I should consider in deciding whether to exchange my options?

A21.           Yes. Exchanging your eligible options does have some risks. You should carefully review the discussion of certain of these risks elsewhere in this Offer to Exchange (“Certain Risks of Participating in the Offer”).

Q22.           What happens if GCI’s stock price increases during the offer?

A22.           If our stock price increases during the offer, you may want to exercise some of your eligible options or even decide not to participate in the offer. If you want to exercise some of your eligible options and still participate in the offer, you can do so by exercising them before you make an election to participate. Once you have submitted an election to participate, you cannot exercise eligible options with respect to which an election to exchange has been made unless you first withdraw your election. If you withdraw and then exercise some of your eligible options and want to exchange the rest, you can do so by again following the procedures described in Section 4.

Q23.           Why should I consider participating in the offer?

A23.           If your options are exchangeable for shares of Restricted Stock and you participate in the offer, you will surrender eligible options for more shares than the number of shares of Restricted Stock you will receive, as described in the answer to Question 13 and Section 2.

The exchange ratio for each eligible option was approved by our Board of Directors based on a number of factors. The number of shares of Restricted Stock that we are offering in exchange for each eligible option is equal to the lesser of (i) a number of shares of Restricted Stock having a fair value (as described below) equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered.  The fair value of the eligible options will be the current value of the options as calculated by the Black-Scholes value of the eligible stock options.  Black-Scholes is a commonly accepted valuation method which takes into account a number of factors in valuing stock options, including the Company’s stock price and its volatility, the exercise price of stock options, a risk-free interest rate and the expected remaining term of the stock options.

The eligible options that you hold might never be “in-the-money” (see Question 9) and, therefore, may never have any realizable value to you. On the other hand, you should recognize that, while the Restricted Stock has a greater likelihood of having value when (and if) you sell the Restricted Stock after it vests, subject to limited exceptions, you will forfeit any Restricted Stock that has not vested on the day you stop being an officer or an employee of, or discontinue providing services as a consultant or advisor to, the Company.

In evaluating this offer, you should keep in mind that the future performance of our Common Stock will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our business and the risks and uncertainties set forth in our filings with the Securities and Exchange Commission. We recommend that you read our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our Quarterly ~~Report~~Reports on Form 10-Q for the fiscal ~~quarter~~quarters ended March 31, 2009, and June 30, 2009, our Definitive Proxy Statement on Schedule 14A for our 2009 annual meeting of stockholders and our Current Reports on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009, and August 6, 2009, all of which are available at the Securities and Exchange Commission web site at www.sec.gov, as well as all other documents incorporated by reference in our Tender Offer Statement on Schedule TO (to which this Offer to Exchange is also an exhibit).

Q24.           Are there conditions to the offer?

A24.           Yes. The offer is subject to a number of conditions that are described in Section 7. The offer is not conditioned on a minimum number of options being tendered for exchange or upon a minimum number of option holders accepting the offer. Participation in the offer is completely voluntary.

 Background And Purpose Of The Offer

Q25.           Why is GCI making this offer?

A25.           As a result of a general decline in our stock price in recent years, a considerable number of our outstanding options have exercise prices substantially higher than the current and recent trading prices of our Common Stock. We believe that these out-of-the-money options are not achieving the purposes for which they were intended. In addition, because many of the eligible options have been out-of-the-money for extended periods of time, they have remained outstanding and have added to an increase in the “overhang” of options outstanding in relation to the aggregate number of shares of our Common Stock outstanding. The purpose of this offer is to promote the interests of our stockholders by (i) enhancing our ability to motivate and retain valued officers, employees, advisors and consultants, and (ii) reducing our “overhang” of outstanding awards by exchanging eligible options under an exchange ratio for a lesser number of shares of Restricted Stock. Because the number of shares of Restricted Stock that will be issued in this offer is less than the number of shares subject to outstanding options and the “excess” option shares will be available for equity awards under the Plan, the offer will increase the number of shares available to us that we may use for future equity award grants under the Plan, although it will not increase the total number of shares that we may issue under the Plan. (See Section 3.)

Q26.           Why did GCI choose to offer this exchange for Restricted Stock rather than repricing eligible options or granting new options?

A26.           Our Board of Directors considered a proposal made by management to address the issues of the significant number of out-of-the-money options and the costs to the Company of administering the Plan. Ultimately, the Board of Directors determined that our officers, employees, consultants and advisors could benefit from the opportunity to choose between what we believe is the more certain benefit associated with restricted stock and the potentially more valuable, though less certain, benefit they may realize by retaining their stock options. Additionally, by exchanging stock options according to the terms of this offer, we will reduce the number of shares of stock subject to outstanding equity awards, thereby reducing the near-term potential dilution to our stockholders and our administrative burdens relating to the Plan. (See Section 3.)

Q27.           How did GCI determine what we would receive in exchange for our options?

A27.           Our Board of Directors considered the potential benefits of the proposal made by management, as well as the related costs of the options to GCI, and determined that the approach reflected in this offer could provide value and incentives in a manner that would further the interests of our stockholders and reduce our administrative burdens relating to the Plan. We realize that many would like an even more favorable program for officers and employees, but we believe that this would be inconsistent with one of the principal goals of our equity compensation programs, which is to align the interests of our officers and employees with those of our stockholders. Similar to our option holders, many of our stockholders have suffered significant declines in the value of their stock in GCI, and there is no way to compensate them for their losses other than through increasing our stock price. We believe this program provides our officers and employees with incentives to accomplish this objective while keeping the cost to GCI at an acceptable level.

Q28.           Will there be additional equity grants in the future?

A28.           The Compensation Committee of our Board of Directors periodically evaluates our compensation programs. At this time, the Committee believes that equity compensation forms an important component of our compensation programs. Future equity awards to directors, officers and employees will be evaluated periodically, subject to the discretion of the Compensation Committee.

Q29.           Is it likely that a similar offer to this one will be made in the future?

A29.           While our Compensation Committee evaluates GCI’s compensation programs periodically, it has no current intention to make any similar offer in the future. You should make your decision on the assumption that, if you do not surrender your eligible options in accordance with the terms of this offer (including the deadlines stated in this Offer to Exchange), you will not have another similar opportunity.

Q30.           Does the Compensation Committee or our Board of Directors have a recommendation about this offer?

A30.           None of the Company, the Compensation Committee or the Board of Directors is making a recommendation about this offer. Although the Board of Directors recommended the adoption of the amendment to the Plan that allowed the Company to engage in this exchange offer, they recognize that the decision to accept or reject this offer is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences. We encourage you to consult your personal advisors to help you to determine whether to participate.

Although none of the Company, the Compensation Committee or the Board of Directors is making a recommendation about this offer, we are providing you with information on the Exchange Offer Website and we are scheduling workshops to assist you in making your own informed decision. In addition, we have set forth on your Individual Statement of Options the “Equivalent Price”, which sets forth the per share price of GCI Common Stock at which the value of your eligible options and the shares of Restricted Stock you would receive if you elect to participate in the offer would be considered mathematically equivalent. For example, assume that you hold 100 options to purchase GCI Common Stock at an exercise price of $12.00 per share. If the applicable exchange ratio in the Offer to Exchange was .40, you would receive 40 shares of Restricted Stock. In this example, the Equivalent Price would be equal to approximately $20.00, as the net proceeds you would receive after selling the Common Stock acquired through the exercise of the options ($2,000 less the exercise price of $1,200, or $800) would be equivalent to the net proceeds you would receive after liquidating your Restricted Stock (40 shares multiplied by the per share price of $20.00, or $800). As long as the per share price of GCI Common Stock is above the Equivalent Price, then the options would be worth more; while during the time that the per share price of GCI Common Stock is lower than the Equivalent Price, the Restricted Stock would be worth more.

While you may find the Equivalent Price to be a helpful indicator based on your expectation of the future performance of GCI’s Common Stock, there are a variety of other factors that should be taken into account in choosing whether to participate in the Offer to Exchange, including your personal risk tolerance, the applicable vesting dates of your eligible options and the Restricted Stock, and your personal tax situation. You are strongly encouraged to consult with your personal advisors if you have questions about your financial or tax situation. We are not making any recommendation as to whether you should or should not participate in this offer.

Q31.           Is there any information regarding GCI that I should be aware of?

A31.           Yes. Your decision of whether to accept or reject this offer should take into account the factors described in, but should not be limited to, those risks set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as the other information set forth in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, our Definitive Proxy Statement on Schedule 14A for our 2009 annual meeting of stockholders and our Current Reports on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009, and August 6, 2009. In addition, before making your decision to tender your eligible options, you should carefully review the information about GCI discussed below under the heading “Certain Risks of Participating in the Offer” and in Section 10 of this Offer to Exchange. This information includes an update on recent events affecting our business and explains where you can find additional information about us.

Q32.           What are the accounting consequences to GCI of making this exchange offer?

A32.           In connection with the issuance of Restricted Stock in exchange for tendered options that we accept for exchange, we may be required to recognize incremental compensation expense for the excess of the value of the Restricted Stock over the value of the tendered options on the exchange date. Such incremental compensation expense will be recognized over the vesting period when the Restricted Stock vests. Based on our assumptions as of the date we commence this offer, we expect this process to result in a significant book expense as our Black-Scholes valuation is attributing the full remaining term of the options to each officer, employee, consultant and advisor participating in the exchange, while FAS 123R shortens that term, potentially significantly.

As noted above, we are offering participants a number of shares of Restricted Stock having a fair value equal to 100% of the fair value of the eligible options exchanged by the participant (subject to a cap on the exchange of 40% -- for example, 100 options would convert into no more than 40 shares of Restricted Stock regardless of the value of the options).  In determining the fair value of the exchanged options under Black-Scholes, we assumed an expected remaining term of the option equal to the period beginning on February 28, 2009, through the remaining contractual life of the eligible option.  However, in determining the fair value of the option under FAS 123R, we are required to assume a shorter remaining life for the exchanged option, which results in a lower valuation of the exchanged option.

 Duration Of The Offer

Q33.           How long will this offer remain open? Can the offer be extended, and if so, how will I know if it is extended?

A33.           This offer begins on August 6, 2009 and is scheduled to expire on September 4, 2009, at 11:59 p.m., Alaska Daylight Time. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of this offer at any time. If we extend this offer, we will publicly announce the extension no later than 9:00 a.m., Eastern Daylight Time (or 5:00 a.m., Alaska Daylight Time), on the next business day after the last previously scheduled or announced expiration date. (See Section 15.)

Q34.           If the offer is extended, how will the extension affect the date on which Restricted Stock will be granted?

A34.           If we extend the offer and you elect to participate in it, you must properly tender any eligible option you wish to exchange before the expiration of the extended offer period. Your properly tendered eligible options will be accepted and canceled, and your award of Restricted Stock will be granted, promptly following the extended expiration date.

 How To Elect To Participate

Q35.           What do I need to do to participate in the offer?

A35.           If you choose to participate in the offer, you must indicate which of your eligible options that you wish to “exchange” on your Letter of Transmittal/Withdrawal and electronically submit the Letter of Transmittal/Withdrawal through the Exchange Offer Website at the website address http://www.corp-action.net/GCI on or before September 4, 2009, at 11:59 p.m., Alaska Daylight Time. If you are unable to access the Exchange Offer Website, you may request a paper copy of our Tender Offer Statement on Schedule TO (to which this Offer to Exchange is also an exhibit), your Individual Statement of Options and any other materials that are subsequently posted to the Exchange Offer Website. If you choose to participate in the offer but are unable to access the Exchange Offer Website, you will be required to timely submit your election to participate in this offer by completing, signing and dating the Letter of Transmittal/Withdrawal you will receive in connection with this Offer to Exchange and delivering it to us according to the instructions contained in the Letter of Transmittal/Withdrawal on or before September 4, 2009, at 11:59 p.m., Alaska Daylight Time. You may request an additional copy of the Letter of Transmittal/Withdrawal using the contact information in Section 4. Your election to exchange will be effective only after you have properly submitted a completed Letter of Transmittal/Withdrawal, either through the Exchange Offer Website or according to the instructions contained in the Letter of Transmittal/Withdrawal, before the offer expires. (See Section 4.)

Q36.           How do I access the Exchange Offer Website?

A36.           You will receive an e-mail communication that will include a unique PIN that you may use to access the Exchange Offer Website and to make the exchange election. The e-mail will also include documents explaining how to access the Exchange Offer Website and the materials posted thereto. If you have any questions about accessing or using the Exchange Offer Website, or if you are unable to access the Exchange Offer Website, please contact Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com. If you are unable to access the Exchange Offer Website, we will provide you with a paper copy of our Tender Offer Statement on Schedule TO (to which this Offer to Exchange is also an exhibit), your Individual Statement of Options and any other materials that are subsequently posted to the Exchange Offer Website.

Q37.           Do I have to complete the Letter of Transmittal/Withdrawal or any other document if I do not want to exchange my options?

A37.           No. You do not have to complete or submit any documents to us if you do not wish to exchange your eligible options in this offer. If you do not complete and submit the Letter of Transmittal/Withdrawal (through the Exchange Offer Website or according to the instructions in the Letter of Transmittal/Withdrawal), you will not participate in the option exchange program. This offer is completely voluntary, and there are no penalties for electing not to participate in the offer.

Q38.           If I elect to exchange my options by submitting an election to participate, can I change my mind?

A38.           Yes. If you decide to participate in the offer and then decide to withdraw or change all or some of the elections you submitted, you may do so at any time before the offer expires. You may withdraw your elections by resubmitting to us a Letter of Transmittal/Withdrawal indicating which eligible options that you would like to exchange and which eligible options that you do not wish to exchange. This subsequent Letter of Transmittal/Exchange should be submitted through the Exchange Offer Website or, if you are unable to access the Exchange Offer Website, by completing and submitting to us the Letter of Transmittal/Withdrawal you will receive in connection with this Offer to Exchange (you may request an additional copy of the Letter of Transmittal/Withdrawal using the contact information in Section 4). For purposes of determining whether or not you have chosen to participate in the Offer to Exchange, the Company will rely on the most recent Letter of Transmittal/Withdrawal actually received before the offer expires. If we have not accepted your tendered options, you will also have the right to withdraw your tendered options after that date and until we accept your tendered options. (See Section 5.)

Q39.           How will I know whether you have received my Letter of Transmittal/Withdrawal?

A39.           If you opt to submit a Letter of Transmittal/Withdrawal through the Exchange Offer Website, you will receive an automatically generated confirmation immediately after making your election. If you opt to submit a Letter of Transmittal/Withdrawal via e-mail, you will receive an e-mail confirmation, but it will be sent to you within 2 business days of GCI’s receipt of your form. If you are unable to access the Exchange Offer Website or if you opt to submit a Letter of Transmittal/Withdrawal via facsimile, regular mail, overnight courier or hand delivery, you will receive a confirmation through the mail, which will be sent to you within two business days of GCI’s receipt of your form. The form of each confirmation has been included as an exhibit to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this Offer to Exchange is also an exhibit). You should save any confirmation you receive for your records in a safe place for future reference. It is your responsibility to ensure that we receive your Letter of Transmittal/Withdrawal on or before September 4, 2009, at 11:59 p.m., Alaska Daylight Time. If you do not receive a confirmation in a timely manner, please contact Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com.

Q40.           Will GCI accept all eligible options tendered for exchange?

A40.           We will accept all eligible options that are properly tendered for exchange unless the offer is terminated. If we terminate the offer without accepting options for exchange, we will communicate this to you by 9:00 a.m., Eastern Daylight Time (or 5:00 a.m., Alaska Daylight Time), on the first business day after the offer expires (i.e., if the expiration date is September 4, 2009, this communication will be no later than September 8, 2009). The communication may be made orally, by written or electronic notice or by public announcement. (See Sections 6 and 15.)

Q41.           What happens to my options if I do not accept this offer?

A41.           Nothing. If you do not elect to participate in the offer, you will keep all your current options, and you will not receive any Restricted Stock. The offer will not result in any changes to the terms of your current options. (See Section 4.)

 U.S. Federal Income Tax Considerations

Q42.           Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

A42.           We believe that our officers, employees, consultants and advisors who are subject to U.S. federal income taxation will incur no immediate federal income tax consequences solely as a result of either electing to retain their eligible options or electing to exchange their eligible options for shares of Restricted Stock. However, see the response to Question 43 for the U.S. federal income tax consequences of your award of Restricted Sock.

Q43.           What are the U.S. federal income tax consequences of my award of Restricted Stock?

A43.           Officers, employees, consultants and advisors subject to U.S. federal income taxation should generally recognize no taxable income upon the grant of shares of Restricted Stock (i.e., shares that are subject to a substantial risk of forfeiture and are not transferable). You will, however, recognize ordinary income at the time the shares vest in an amount equal to the fair market value of those shares on the date of vesting. Generally, you will become vested in the shares for purposes of the tax rules at the time you are vested in the shares for all other purposes, as described elsewhere herein. In any event, no later than 30 days after the date on which the shares are granted, you are permitted to file an election under Section 83(b) of the Internal Revenue Code. A participant who properly files a Section 83(b) election will recognize ordinary income in an amount equal to the fair market value of the shares determined on the date on which they are granted rather than on the date on which they vest for purposes of the tax rules. We will determine the fair market value of the shares based on the closing price of our Common Stock as reported on the NASDAQ’s Global Select Market on the applicable date. The ordinary income resulting from the vesting of shares of restricted stock under the tax rules (or the acquisition of the shares of Restricted Stock if a Section 83(b) election is properly filed) will be reflected in the applicable Form W-2 (in the case of officers or employees) or Form 1099 (in the case of consultants or advisors) reported to the Internal Revenue Service for the year of the vesting or acquisition of the shares, as the case may be. In the case of officers and employees, at the time that you recognize ordinary income, you will have an income and employment withholding tax obligation with respect to that income, much like the obligation that arises when we pay you salary. (See Question 44 and Section 14.)

The decision to make a Section 83(b) election is a highly technical one and should include, among other considerations, the availability to you of cash sufficient to cover the tax obligations before the date on which the shares will vest and you will be permitted to sell them, your assessment of the potential future market value changes in our Common Stock, and the risk that events might prevent your continued

employment as an officer or employee or your continued service as a advisor or consultant with GCI and the corresponding vesting date of your shares. In that event, you would have paid tax on shares that are forfeited, and you would not be entitled to a refund of, or an offsetting deduction for, the taxes you paid. You are urged to consult with your personal financial and tax advisors before making a Section 83(b) election. If you decide to make a Section 83(b) election, you must do so through an appropriate filing with the Internal Revenue Service no later than 30 days after the date of grant of your award of Restricted Stock.

Upon any sale of shares acquired under an award of Restricted Stock, any gain or loss, based on the difference between the sale price and the fair market value of the shares on their vesting date (or on their grant date if the participant properly filed a Section 83(b) election), will be taxed as a capital gain or loss. Such gain or loss will be long-term if the participant held the shares for more than one year following their vesting date (or their grant date if the participant properly filed a Section 83(b) election).

Q44.           How will U.S. federal income and employment tax be assessed and withheld?

A44.           For our officers and employees, when your shares of Restricted Stock vest for purposes of the tax rules (or on the date of grant if you file a Section 83(b) election as described in the answer to Question 43), you will be required to recognize taxable income. For officers and employees, this means that we will have an obligation to withhold income and employment taxes, much like the obligation that arises when we pay you a salary, and until you have satisfied these tax withholding requirements, we will have no obligation to release shares to you.

If you are an employee, we are offering you two alternatives to satisfy your income and employment tax obligations. The alternatives (which are not available to you if you make an 83(b) election) are as follows:

•
You may elect to sell a portion of your vested shares on the vesting date in an amount at least sufficient to provide for the required minimum income and employment withholding taxes. If you make this election, we will automatically sell on the vesting date (or on the next business day if the vesting date is not a day on which the markets are open for trading) and on your behalf the required number of shares and withhold from the sale proceeds, net of sale commissions and fees, the required minimum income and employment withholding taxes and remit them directly to the Internal Revenue Service.

•
You may elect to pay us, on or before the fifth business day prior to the vesting date, the required minimum income and employment withholding taxes by delivering a personal check to us. You will be prevented from transferring or selling the vested shares until we have received your check. However, if you have elected to pay withholding taxes by check but fail to deliver your check in the correct amount on or before the required date, we will be authorized to sell on your behalf a number of shares as described in the first alternative above sufficient to satisfy your income and employment tax obligation.

You have previously been notified that you are permitted to trade GCI shares only during an open trading window in accordance with our securities trading policies. If you elect to sell vested shares to satisfy your tax obligations, you will be required to establish a written trading plan that complies with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934 and our securities trading policies

(unless, prior to the sale, we have in our sole discretion consented to the sale without such a plan). A written trading plan is an agreement between you and GCI to sell on the vesting date (or the next business day thereafter) a specified number of shares which have vested under your award of Restricted Stock. The number of shares specified for sale must be at least that number sufficient to provide for the required minimum income and employment withholding tax obligation arising on the vesting date. You must establish your trading plan at a time when our trading window is open and you are not otherwise in possession of material nonpublic information about GCI or its securities. Once established, your trading plan will remain in effect until all of the tax withholding obligations in connection with your award of Restricted Stock have been satisfied.

Trading plans may not be modified or terminated except in compliance with our securities trading policies. If you elect to sell vested shares to satisfy your tax withholding obligations, you will not be permitted to change this election in order to pay the required withholding taxes by personal check. However, if, as a result of a suspension of your trading plan in compliance with our securities trading policies, shares may not be sold under the trading plan on the vesting date (or the next business day thereafter), we may withhold, in the manner described below, shares that would otherwise be released to you on the vesting date and will withhold from your first paycheck (and subsequent paychecks if necessary) following the vesting date an amount sufficient to satisfy any unsatisfied portion of your tax withholding obligation unless you pay such amount to us by personal check.

You will be required to make a separate election for each award of Restricted Stock you receive in the exchange program by submitting your withholding election through the online broker who administers the Plan and related income and employment tax withholding obligations. Following the completion of the Offer to Exchange you will be provided with additional information regarding when your withholding election must be made. If you do not have a written trading plan in effect before the fifth business day prior to the vesting date, then you may not elect to sell a portion of your shares on the vesting date; rather, you will be required to pay us the required minimum income and employment withholding taxes by delivering a personal check to us.

If you choose to file a Section 83(b) election with respect to an award of restricted Stock, you are required by IRS regulations to submit to GCI a copy of your Section 83(b) election filed with the IRS. If you are an employee, you will also be required to make a one-time cash payment to GCI to cover the income and employment withholding tax due based on the fair market value on the grant date of all of the shares subject to the award of Restricted Stock. Any payment required by the foregoing provisions shall be made by your personal check on or before the third business day following the date of the 83(b) election (unless we notify you prior to the date in question that you must deliver your check on an earlier date).

In addition to the methods described above, and notwithstanding any election you may have made, we may, at our discretion, permit or require satisfaction of the tax withholding requirements by withholding from the number of shares of our Common Stock vesting under your award of Restricted Stock a number of shares (rounded down to the nearest whole share) determined by multiplying the number of shares becoming vested by the combined minimum statutory income and employment tax withholding rates applicable to you.

Regardless of which tax withholding alternative is used, you will also authorize us to withhold from your first paycheck (and subsequent paychecks if necessary) following the vesting date an amount sufficient to satisfy any unsatisfied portion of your required tax withholding.

 How To Get More Information

Q45.           Who can I talk to if I have questions about the offer?

A45.           For additional information or assistance, you should contact either our Chief Financial Officer, John M. Lowber, at (907) 868-5600 or via e-mail to jlowber@gci.com, or Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com.

In addition to these resources, we are providing information on the Exchange Offer Website and scheduling workshops to assist you in making your own informed decision. These sessions will not be a solicitation or make any recommendations whatsoever with respect to the offer. For example, we will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of this offer. You are strongly encouraged to consult your personal advisors if you have questions about your financial or tax situation.

CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including those described below. The risks identified in this section and under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 highlight the material risks of participating in this offer. Eligible officers, employees, consultants and advisors should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. We strongly urge you to read the rest of this Offer to Exchange.

 Economic Risks

The exchange ratios do not necessarily reflect the actual value of your options.

The valuation methodology utilized to determine the exchange ratios does not necessarily reflect the actual value of the options. The number of shares of Restricted Stock that we are offering in exchange for each eligible option is equal to the lesser of (i) a number of shares of Restricted Stock having a fair value (as described below) equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered. Because the exchange ratio is capped at 40% (for example, 100 options would convert into no more than 40 shares of Restricted Stock), participants in the exchange offer may receive less than the fair value of their options.

In determining the fair value of the options eligible for exchange, we utilized the Black-Scholes option pricing model using the following assumptions: (i) an exercise price equal to the exercise price of the eligible option; (ii) an assumed per share value of the Company’s Class A common stock equal to the closing price per share as reported on the NASDAQ Global Select Market on July 30, 2009; (iii) an expected remaining term of the option equal to the period beginning on February 28, 2009 through the remaining contractual life of the eligible option; (iv) an expected dividend yield of 0%; (v) expected volatility of our Common

Stock price equal to 50%; and (vi) an interest rate equal to the interest rate on U.S. Treasury Strips with a five-year maturity.

You should be aware that option valuation is not an exact science. Although the Black-Scholes model is a standard and accepted model for determining the value of options, the utilization of different assumptions in the Black-Scholes option pricing model can produce significantly different results for the ultimate value of an option.

Moreover, even experts can disagree on the correct assumptions to use for any particular option valuation exercise. The assumptions we used for purposes of this offer may not be the same as those used by others and, therefore, our valuation of the options and/or the final exchange ratios may not be consistent with those obtained using other valuation techniques or input assumptions and may not reflect the actual value of these options.

If the price of our common stock increases after the date on which your options are canceled, your canceled options might have been worth more than the shares of Restricted Stock that you received in exchange for them.

Because the exchange ratio of this offer is not one-for-one, it is possible that, at some point in the future, your old options would have been economically more valuable than the shares of Restricted Stock granted to you pursuant to this offer. Assumptions used to demonstrate the economic difference are as follows:

•	Option to purchase 1,000 shares currently held with an exercise price of $10.00 per share.

•	Option to purchase 1,000 shares convert to 350 shares of Restricted Stock.

•	Current stock price of $5 per share of Common Stock.

•	Future Common Stock price at option exercise date of $20 per share.

Using the assumptions above, you would receive 350 shares of Restricted Stock for your option to purchase 1,000 shares with an exercise price of $10.00 per share. Using the future common stock price of $20 per share, if you had kept your exchanged options and sold them at $20 per share, you would have realized a pre-tax gain of $10,000, but if you exchanged your options and sold the shares subject to the Restricted Stock grant, you would only realize a pre-tax gain of $7,000.

In addition, you may have paid more taxes for your shares of Restricted Stock than you did for your options. For example, using the same assumptions as above, if you exchange an option to purchase 1,000 shares with an exercise price of $10.00, you would receive 350 shares of Restricted Stock. Assuming you are a U.S. taxpayer, if the option was exercised for $10.00 per share while the fair market value of our common stock was $15.00 per share, you would recognize ordinary income of $5,000 at exercise. If you later sold the shares at $20.00 per share, you would have capital gain of $5.00 per share, which is the difference between the sale price of $20.00 and the $15.00 fair market value of stock as of the exercise date (on which you already paid ordinary income tax). If you held the shares more than twelve (12) months, this would be taxed at long-term capital gains rates (currently a maximum of 15%), and if you held the shares for less than twelve (12) months, this would be taxed at short-term capital gains rates (currently a maximum of 35%). If, instead, you had exchanged your options for shares of Restricted Stock, you would recognize ordinary income (currently at a maximum rate of 35%) on the full fair market value of the shares you receive at the time that they vest. For instance, if you vest in 350 shares of restricted stock on a day when the fair market value of our stock is $20.00 per share, you will recognize ordinary income of $7,000. You then would be subject to additional long- or short-term capital gain, as applicable (depending on the length of time you have held such shares) on any additional gain when you sell the shares. For instance, if you sold the shares at $22.00 per share, you would have a capital gain of $2.00 per share. When analyzing the tax consequences to you, you should keep in mind that you do not pay a cash purchase price for the shares of Restricted Stock, while, in the example above, you would have paid $10.00 per share of post-tax dollars for the shares subject to your options.

We have set forth on your Individual Statement of Options the “Equivalent Price”, which sets forth the per share price of GCI Common Stock at which the value of your eligible options and the shares of Restricted Stock you would receive if you elect to participate in the offer would be considered mathematically equivalent. As long as the per share price of GCI Common Stock is above the Equivalent Price, then the options would be worth more; while during the time that the per share price of GCI Common Stock is lower than the Equivalent Price, the Restricted Stock would be worth more. While you may find the Equivalent Price to be a helpful indicator based on your expectation of the future performance of GCI’s Common Stock, there are a variety of other factors that should be taken into account in choosing whether to participate in the Offer to Exchange, including your personal risk tolerance, the applicable vesting dates of your eligible options and the Restricted Stock, and your personal tax situation. We encourage you to speak with your financial and tax advisors to determine whether or not to participate in the Offer to Exchange.

If we are acquired by or merge with another company, your canceled options might be worth more than the shares of Restricted Stock that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our Common Stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might receive less of a benefit from the appreciation in the price of our Common Stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

Furthermore, a transaction involving us, such as a merger or other acquisition, could result in a reduction in our workforce. If your service as an officer or employee terminates for any reason before your shares of Restricted Stock vest, you will not receive any value from your shares of Restricted Stock. If your options have already vested they will not be subject to forfeiture.

Your shares of Restricted Stock will not be vested on the Restricted Stock grant date, and exchanging vested options or options scheduled to vest before the vesting date of the Restricted Stock will have the effect of delaying the date of vesting.

If you exchange eligible options for Restricted Stock, 50% of your shares of Restricted Stock will vest on December 20, 2011, and 50% of your shares of Restricted Stock will vest on February 28, 2012. If you do not remain an officer or employee of, or a consultant or advisor to, GCI through the date your Restricted Stock vests, you will not receive those shares of Restricted Stock. Instead, your unvested Restricted

Stock will expire immediately upon your termination as an officer or employee of GCI or, if you are not an officer or employee of GCI, upon your receipt of a notice from GCI that it has decided to discontinue the use of your services prior to the vesting date. As a result, you will not receive full value from your shares of Restricted Stock.

Also, if you exchange eligible options that are vested in whole or in part, the vesting of your eligible options does not carry over to your Restricted Stock. If you exchange a fully vested option grant for Restricted Stock and your service as an officer or employee of, or a consultant or advisor to, GCI terminates prior to the vesting date for your Restricted Stock, your Restricted Stock will expire immediately. If you had not exchanged your fully vested options for Restricted Stock in the offer, your option grant would have continued to be governed by its terms and would have been exercisable for a period following the termination of your relationship with GCI as provided in your option agreement. In that circumstance, you would have been better off not participating in the exchange.

This offer is not a guarantee of employment for any period. Your employment relationship with GCI may be terminated at any time by either you or us, with or without cause or notice, subject to any employment agreement you may have with GCI. If you are a consultant or advisor to GCI, this offer does not guarantee your continued status as a consultant or advisor, nor does it otherwise change the terms and conditions of your provision of services to GCI.

If you make an 83(b) election with respect to shares of Restricted Stock you may pay taxes on amounts you never receive.

If you make an 83(b) election with respect to shares of Restricted Stock you receive in exchange for your eligible options you will pay income tax based on the fair market value of the shares at the time you receive the Restricted Stock. For example, if you receive 350 shares of Restricted Stock and the fair market value of a share of Common Stock is $7.00, you will pay ordinary income tax on $2,450 in the year you receive the Restricted Stock. If you forfeit the Restricted Stock (i.e., your employment or service as an advisor or consultant is terminated before the Restricted Stock vests) you will not receive a refund or be eligible for any tax credit with respect to the taxes you paid on the forfeited shares of Restricted Stock with respect to which you made the 83(b) election. If, however, you become vested in your shares of Restricted Stock you will be eligible for capital gains treatment on the change in the value of the shares, if any, between the $7.00 per share you paid taxes on in connection with the 83(b) election and the value of the shares when you ultimately dispose of them. For example, if you ultimately sell the shares at $15.00 per share you will pay capital gains tax on the increase in the value of the shares from $7.00 to $15.00 or $2,800 (i.e., 350 shares multiplied by $8.00). If you had not made the 83(b) election and your Restricted Shares were worth $12.00 at the time they vested, you would have paid tax on ordinary income of $4,200 in the year the Restricted Stock vested and, assuming you held the shares for the appropriate capital gains period and sold the 350 shares at $15.00 per share, you would owe capital gains tax (short-term or long-term, depending on how long you held the shares) on $1,050 when you ultimately sold the shares.

We will not grant Restricted Stock to you if we are prohibited by applicable laws or regulations.

Even if we accept your tendered options, we will not grant Restricted Stock to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in laws, Securities and Exchange Commission rules, regulations or policies or NASDAQ Global Select Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting Restricted Stock.

Tax-Related Risks

General

Upon receipt of Restricted Stock in exchange for your eligible options no income tax generally will be due on account of the initial grant. When the GCI stock granted to you under your Restricted Stock award vests for purposes of the tax rules, you will generally recognize ordinary income equal to the fair market value of the vested shares on the date of vesting. If, however, you properly make a Section 83(b) election for any of your shares of Restricted Stock, then you will generally recognize ordinary income equal to the fair market value of such shares on the date they are granted, even though they have not vested and remain subject to forfeiture.

Upon a participant’s sale of shares acquired under an award of Restricted Stock, any gain or loss, based on the difference between the sale price and the fair market value of the shares on their vesting date determined for purposes of the tax rules (or on their grant date if the participant properly filed a Section 83(b) election), will be taxed as a capital gain or loss. Such gain or loss will be long-term if the participant held the shares for more than one year following their vesting date (or their grant date if the participant properly filed a Section 83(b) election).

Tax Withholding (Employees only)

In most cases, at the time the shares of Restricted Stock vest, if you are an employee, you will be responsible for FICA and other employment taxes. This generally would mean that 7.65% of the fair market value of the Restricted Stock at the time of vesting (determined under the tax rules) would have to be withheld in payment of FICA taxes or you will otherwise have to pay the applicable withholding taxes. In addition, federal income tax and state income tax withholding will also be required. In the case of a vesting event where the withholding is satisfied by withholding shares of the Restricted Stock that has vested, this generally would mean that taxes would have to be withheld as set forth above on the fair market value of the Restricted Stock at the time of vesting (determined under the tax rules). If, during the calendar year, your other wages have exceeded the Social Security taxable wage base for that year ($106,800 for 2009), your FICA tax withholding rate will be reduced for the remainder of the year to 1.45%. In addition, you will have an income tax withholding obligation (both federal and state) with respect to ordinary income you must recognize on the shares’ vesting date (determined under the tax rules), much like the obligation that arises when we pay you your salary. You may satisfy these tax withholding obligations by one of the methods described in the response to Question 44 and in Section 14. In addition, irrespective of your election, GCI will be authorized under the Plan and your restricted stock agreement to withhold from the number of shares to be delivered to you that number of shares having a fair market value equal to the amount required by law to be withheld or paid with respect to your award of Restricted Stock.

For employees who properly make a Section 83(b) election for any shares of Restricted Stock that are granted to them, FICA tax and income tax withholding requirements will be determined, and must be satisfied, at the time that the Section 83(b) election is made based on the fair market value of the shares for which the election is made on the date the shares are granted, even though they are not yet vested.

The income tax withholding may be insufficient to cover your final income tax liability with respect to your shares. You should consult with your tax advisor to determine whether you should make estimated tax payments for each year in which your shares vest (determined under the tax rules) or, if you properly make a Section 83(b) election, the year in which your shares are granted.

You should review Section 14 carefully for a more detailed discussion of the material U.S. federal income tax consequences of participating in this offer. We recommend that you consult with your personal tax advisor before deciding whether or not to participate in the offer with respect to the tax consequences relating to your specific circumstances.

 Business-Related Risks

For a description of risks related to GCI’s business, please see the discussion of risks associated with our business under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

THE OFFER

Section 1. Eligibility.

Individuals who hold options to purchase shares of Common Stock who are officers or employees of, or consultant or advisors to, GCI on August 6, 2009, and who remain officers or employees (even if on an approved leave of absence) of, or consultant or advisors to, GCI immediately prior to the expiration date (as defined below) are eligible to participate in this offer. Notwithstanding the foregoing, officers of GCI who also serve on our Board of Directors are not eligible to participate in this offer. If at any time before the expiration of the offer your position as an officer or employee with GCI terminates for any reason, you submit or receive a notice of termination of employment or you receive a notice that your services as a consultant or advisor to GCI have been discontinued, then you are not eligible to participate in the offer.

Section 2. Number of Shares of Restricted Stock; Expiration Date.

We are offering to exchange all outstanding eligible options to purchase our Common Stock under the Plan that were granted prior to February 15, 2009, excluding any options that vest based on EBITDA performance (“eligible options”), for shares of Restricted Stock that we will grant under the Plan.  Shares of Restricted Stock are shares of our Common Stock that will be issued to a participant in the exchange offer promptly following the expiration of the exchange offer and that will be subject to vesting. Our offer is subject to the terms and conditions described in this Offer to Exchange and the Letter of Transmittal/Withdrawal.

As of July 30, 2009, options to purchase approximately 7,033,396 shares of our Common Stock were outstanding under the Plan. Of these, options to purchase approximately 6,084,146 shares of our Common Stock are potentially eligible to participate in this offer. Assuming all such options remain eligible to participate in the offer and are properly tendered for exchange, we would issue approximately 2,239,195 shares of Restricted Stock.

You may tender for exchange any or all of your eligible options. For the purposes of this offer, the term “option” means a particular option grant to purchase a specified number of shares of our Common Stock at a specified exercise price per share. In other words, you must exchange all of the unexercised portion of a particular option grant if you wish to exchange any of that particular option.  An exchange of a portion of an outstanding unexercised option will not be permitted.

If you elect to tender some or all of your options you will receive shares of Restricted Stock in the exchange. The number of shares of Restricted Stock you will receive in exchange for a canceled eligible option will be determined by the applicable exchange ratio. An exchange ratio represents the number of shares subject to an eligible option that will be canceled in exchange for the grant of one share of Restricted Stock under this exchange program. The Restricted Stock will be granted under, and will be subject to the terms and conditions of, the Plan and an award agreement between GCI and the eligible optionholder.

You may access your Individual Statement of Options on the Exchange Offer Website or, if you are unable to access the Exchange Offer Website, we will mail you an Individual Statement of Options separate from this Offer to Exchange. This statement identifies each of the options you currently hold which are eligible for exchange and the exchange ratio that applies to each option. If you cannot access the Exchange Offer Website, or if you did not receive or have misplaced your Individual Statement of Options, you may request another copy of your statement by contacting either our Chief Financial Officer, John M. Lowber, at (907) 868-5600 or via e-mail to jlowber@gci.com, or Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com.

The number of shares of Restricted Stock that we are offering in exchange for each eligible option is determined by an exchange ratio based upon the exercise price of the eligible option. An illustrative example of The exchange ratio for a representative group of options is shown in the table below.  You will receive an Individual Statement of Options identifying the actual exchange ratio for each of your eligible options.

Per Share Exercise Price of Eligible Option and Expiration Date	Share of Restricted Stock for Exchanged Options
$7.00/February 28, 2011	One share of Restricted Stock for every 3.33 exchanged options
$12.00/February 28, 2015	One share of Restricted Stock for every 2.81 exchanged options
$15.00/February 28, 2018	One share of Restricted Stock for every 2.5 exchanged options

For purposes of applying the exchange ratios, fractional shares of Restricted Stock will be rounded to the nearest whole share of Restricted Stock on a grant by grant basis (with fractional shares of Restricted Stock greater than or equal to 0.5 rounded up to the nearest whole share of Restricted Stock and fractional shares of Restricted Stock less than 0.5 rounded down to the nearest whole share of Restricted Stock). For example, if an officer or an employee elects to exchange an eligible option to purchase 1,000 shares of our Common Stock and the exchange ratio applicable to that option is 16 to 1 (meaning that one share of Restricted Stock will be issued for each 16 shares subject to the canceled option), that officer or employee will receive a total of 63 shares of restricted stock (i.e., 1,000 divided by the exchange ratio is 62.5 shares, which rounded to the nearest whole number is 63 shares).

Please note: The exchange ratios apply to each of your option grants separately. This means that the various options you have received may be subject to different exchange ratios.

The exchange ratio was determined based on a number of factors, including the value of outstanding eligible options based on the Black-Scholes valuation methodology. The Black-Scholes option pricing model is a widely-used method for valuing stock options and uses the following factors: (i) stock price, (ii) the exercise price of the option, (iii) the expected remaining term of the option, (iv) the volatility of the stock price, (v) a risk-free interest rate, and (vi) the expected dividend yield of the stock. Some of these factors are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following assumptions:

•	Stock price: the closing stock price of our Common Stock on July 30, 2009, or $7.02 per share.

•	Exercise price: the exercise price of the eligible option.

•
Expected remaining term of the option: an expected remaining term of the eligible option equal to the period beginning on February 28, 2009 through the remaining contractual life of the eligible option.

•	Volatility: 50%.

•	Risk-free interest rate: an interest rate equal to the interest rate on U.S. Treasury Strips with a five-year maturity.

•	Expected dividend yield: zero.

In applying the Black-Scholes option pricing model to value the eligible options, the assumptions that varied from option to option were their exercise prices and remaining term, while the assumptions for our stock price, its volatility, a risk-free interest rate and expected dividend yield were common to our valuation of all eligible options. These values are similar to those that we have used in valuing our options for purposes of determining our earnings in our financial statements.

The number of shares of Restricted Stock that we are offering in exchange for each eligible option is equal to the lesser of (i) a number of shares of Restricted Stock having a fair value (as determined in accordance with the Black-Scholes option pricing model described above) equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered. The Board of Directors approved the exchange ratios to (i) improve employee motivation and ownership, and (ii) reduce significantly the “overhang” of outstanding awards of our stock under our equity plans and potential dilution to our stockholders. Because the number of shares of Restricted Stock that will be issued in this offer is less than the number of shares subject to outstanding options, it will also increase the number of shares available that we may use for future equity award grants under the Plan, although it will not increase the total number of shares that we may issue under the Plan. Because option valuation is inherently speculative and imprecise, in addition to considering the relationship between the value of your options and the value of any Restricted Stock that you would receive pursuant to this offer, you also should consider the other matters discussed or referenced in this Offer to Exchange as part of your overall decision whether to participate in the exchange.

This offer will expire on the expiration date. The term “expiration date” means 11:59 p.m., Alaska Daylight Time, on September 4, 2009 unless we, in our sole discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term “expiration date” will mean the latest time and date at which the offer expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

Section 3. Purpose of the Offer.

We are making this exchange offer (i) to motivate and encourage option holders who are our officers, employees, consultants and advisors to continue to build stockholder value, and (ii) to reduce the “overhang” of outstanding stock options. Because the number of shares of Restricted Stock that will be issued in this offer is less than the number of shares subject to outstanding options and the shares of Common Stock underlying exchanged options will be returned to the pool of Common Stock available under the Plan, it will also increase the number of shares available to us that we may use for future equity award grants under the Plan, although it will not increase the total number of shares that we may issue under the Plan.

We granted options under the Plan to provide our officers, employees, consultants and advisors an opportunity to acquire or increase their proprietary interest in GCI, thereby creating a stronger incentive to expend maximum effort for our growth and success, and encouraging such participants to continue their service with GCI. However, in light of the decline in the market price of our Common Stock in recent years, a considerable number of our officers, employees, consultants and advisors are holding options that have exercise prices higher than the current and recent trading prices of our Common Stock. We believe that these out-of-the-money options are not achieving the purposes for which they were intended. By making this offer we expect to be able to provide better performance incentives for our officers, employees, consultants and advisors and more closely align the interests of such participants with those of our stockholders in maximizing stockholder value.

In addition, many of the eligible options have been out-of-the-money for extended periods of time and, therefore, have remained outstanding. Coupled with periodic grants of options to new and continuing officers, employees, consultants and advisors, the number of shares subject to outstanding options has steadily increased as a percentage of our total shares of Common Stock outstanding, creating a significant stock option “overhang.” Under this offer, participants will receive fewer shares of Restricted Stock than the number of shares subject to options that are canceled in the exchange. Shares subject to the canceled options will be canceled; however, these shares will be available for the future grant of awards under the Plan.

Although our Board of Directors has approved this offer, it recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors. Accordingly, you are strongly encouraged to consult with your personal advisors if you have questions about your financial or tax situation. None of the Company, our Compensation Committee or our Board of Directors is making any recommendation to you as to whether you should elect to exchange your options. The Restricted Stock we are offering may end up being worth less than your existing options. You must make your own decision whether to exchange your options.

Section 4. Procedures for Tendering Options.

Proper Tender of Options.

To properly tender your options for exchange, you must indicate which of your eligible options that you wish to “exchange” on your Letter of Transmittal/Withdrawal and electronically submit the Letter of Transmittal/Withdrawal through the Exchange Offer Website at the website address http://www.corp-action.com/GCI, or submit an election to participate by completing, signing and dating the Letter of Transmittal/Withdrawal provided to you in connection with this Offer to Exchange and delivering it to us according to the instructions contained in the Letter of Transmittal/Withdrawal. You may request an additional copy of the Letter of Transmittal/Withdrawal using the contact information in this Section 4. The Letter of Transmittal/Withdrawal must be delivered via the Exchange Offer Website, electronic delivery, facsimile, regular mail, overnight courier or hand delivery as follows:

Through the Exchange Offer Website: Complete and submit your Letter of Transmittal/Withdrawal through the procedures set forth on the Exchange Offer Website.

Via Electronic Delivery: Scan the completed and signed Letter of Transmittal/Withdrawal and e-mail it to tenderoffer@gci. com.

Via Facsimile: To General Communication, Inc., Attn: Peter Pounds, facsimile number (907) 868-5676.

Via Regular Mail, Overnight Courier or Hand Delivery: To General Communication, Inc., Attn: Peter Pounds, 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Your election to exchange will be effective only after you properly submit a completed Letter of Transmittal/Withdrawal before the offer expires.

Your proper and timely submission of an election to participate or an election to withdraw from participation will constitute a “submitted election.” To be timely, your election must be RECEIVED by us before the offer expires by delivery of a Letter of Transmittal/Withdrawal as described above.

The method of delivery of your Letter of Transmittal/Withdrawal is at your election and risk. Your Letter of Transmittal/Withdrawal will be effective upon receipt. In all cases, you should allow sufficient time to ensure we receive it in time. We intend to confirm our receipt of your submitted Letter of Transmittal/Withdrawal within two (2) business days of receipt. If we fail to notify you of our receipt of your Letter of Transmittal/Withdrawal it will NOT affect the validity of your Letter of Transmittal/Withdrawal. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

We will determine, in our discretion, all questions as to the number of shares subject to eligible options, and the validity, form, eligibility (including time of receipt) of submitted elections (including any changes of elections) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties, provided that any party may challenge our determination in a court of competent jurisdiction. We may reject any submitted elections or any options tendered for exchange to the extent that we determine they are not properly completed or to the extent that we determine it is unlawful to accept the options for exchange. We may waive any defect or irregularity in a submitted election. No eligible options will be properly tendered for exchange until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any submitted election, and no one will be liable for failing to give notice of any defects or irregularities.

Your Choosing to Participate and Our Accepting Your Options Constitute an Agreement.

If you elect to exchange your options by submitting a Letter of Transmittal/Withdrawal in accordance with the procedures described above, you will have accepted the terms and conditions of our offer. If we accept the eligible options that you properly tender for exchange, there will be a binding agreement between us and you on the terms and subject to the conditions of this Offer to Exchange and the Letter of Transmittal/Withdrawal. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of this offer all properly tendered eligible options that have not been validly withdrawn.

Effect of Exchange on Options.

If you elect to exchange your eligible options and we accept such options for exchange, effective on our acceptance, the eligible options you tendered for exchange will be canceled and the stock option agreement(s) evidencing them will be deemed null and void. You will be required to enter into an award agreement governing the terms of your Restricted Stock award. If you do not elect to exchange your eligible options or you properly withdraw a previously submitted election, you will not participate in the offer with respect to such options, and you will retain your options at their current exercise price(s) and subject to their current terms.

Questions About the Offer.

You can ask questions about this offer or request assistance, additional copies of the exchange offer documents and copies of the Letter of Transmittal/Withdrawal by contacting either our Chief Financial Officer, John M. Lowber, at (907) 868-5600 or via e-mail to jlowber@gci.com or Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com.

Section 5. Withdrawal Rights and Change of Election.

You may only withdraw your tendered options or change your election in accordance with the provisions of this Section 5.

If you decide to participate in the offer and then decide to withdraw or change all or some of the elections you submitted, you may do so at any time before 11:59 p.m., Alaska Daylight Time, on September 4, 2009. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration date. We expect to accept and cancel all properly tendered eligible options promptly following the expiration of the offer. However, if we have not accepted and canceled your properly tendered options by 11:59 p.m., Alaska Daylight Time, on September 4, 2009, you may withdraw your tendered options at any time after that date and until your tendered options have been accepted.

Any of the options you tender for exchange that were granted after February 15, 2009, or that vest based on EBITDA performance will be ineligible to participate and automatically excluded from the offer. Such excluded options will remain outstanding and will be exercisable in accordance with their terms.

To withdraw any or all of your tendered options, you must resubmit to us a Letter of Transmittal/Withdrawal indicating which eligible options that you would like to exchange and which eligible options that you do not wish to exchange. The subsequent Letter of Transmittal/Withdrawal must be delivered via the Exchange Offer Website, electronic delivery, facsimile, regular mail, overnight courier or hand delivery as follows:

Through the Exchange Offer Website: Complete and submit your Letter of Transmittal/Withdrawal through the procedures set forth on the Exchange Offer Website.

Via Electronic Delivery: Scan the completed and signed Letter of Transmittal/Withdrawal and e-mail it to tenderoffer@gci. com.

Via Facsimile: To General Communication, Inc., Attn: Peter Pounds, facsimile number (907) 868-5676.

Via Regular Mail, Overnight Courier or Hand Delivery: To General Communication, Inc., Attn: Peter Pounds, 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Your election to withdraw previously tendered options from the option exchange offer will be effective only after you properly submit a subsequent Letter of Transmittal/Withdrawal indicating that the previously tendered options should not be exchanged before the offer expires. For purposes of determining whether or not you have chosen to participate in the Offer to Exchange, the Company will rely on the most recent Letter of Transmittal/Withdrawal actually received before the offer expires.

If you later decide to make a new election to tender eligible options in this offer, you must submit a new Letter of Transmittal/Withdrawal by following the instructions in Section 4. Please see Section 4 for the contact information you should use to request additional copies of the Letter of Transmittal/Withdrawal, if needed. The final change to your elections that you submit to us prior to the expiration of the offer will be binding, and you will not be permitted to make any further withdrawals or elections after the offer expires.

You may not rescind any withdrawal, and options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options by delivering a new properly completed and executed Letter of Transmittal/Withdrawal before the offer expires.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Letter of Transmittal/Withdrawal, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Letters of Transmittal/Withdrawal. Our determinations of these matters will be final and binding, provided that any party may challenge our determinations of these matters in a court of competent jurisdiction.

To be timely, your election to withdraw previously tendered options from this offer must be RECEIVED by us before the offer expires by delivery of a subsequent Letter of Transmittal/Withdrawal as described above.

The method of delivery of your Letter of Transmittal/Withdrawal is at your election and risk. Your Letter of Transmittal/Withdrawal will be effective upon receipt. In all cases, you should allow sufficient time to ensure we receive it in time. We intend to confirm our receipt of your submitted Letter of Transmittal/Withdrawal within two (2) business days of receipt. If we fail to notify you of our receipt of your Letter of Transmittal/Withdrawal, it will NOT affect the validity of your Letter of Transmittal/Withdrawal. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

Section 6. Acceptance of Options for Exchange and Issuance of Restricted Stock.

Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange all eligible options properly tendered and not validly withdrawn before the expiration of the offer. All options accepted by us pursuant to this offer will be canceled as of the date of acceptance, and you will no longer have any rights under those options. We expect that Restricted Stock awards will be granted on the first business day following expiration of the offer in exchange for all properly tendered options that we accept for cancelation and exchange. We expect to provide you with a restricted stock agreement as soon as practicable following the grant date. If we accept and cancel options properly tendered for exchange after September 4, 2009, or if we extend the date by which we must accept and cancel options properly tendered for exchange, the time in which the Restricted Stock awards will be granted will be similarly delayed.

For purposes of the offer, we will be deemed to have accepted for exchange eligible options that are validly tendered and not properly withdrawn when we give notice to option holders of our acceptance. We will give notice of our acceptance, which may be by e-mail, facsimile or press release, promptly following the expiration date.

All Restricted Stock awards will be granted under our Plan and will be subject to the terms and conditions of an award agreement between you and GCI. Promptly after the grant date, we will send you an award agreement (in the appropriate form filed as an exhibit to our Tender Offer Statement on Schedule TO but with all the blanks filled in). This agreement will be effective from and as of the grant date.

If you are not an eligible officer or employee of GCI immediately prior to the expiration date, or if you are notified by GCI prior to the expiration date that your role as a consultant or advisor to GCI has been discontinued, your election to exchange your options will automatically be deemed to have been withdrawn as of the date of your termination and our offer will not affect the terms of your existing options.

It is possible that, prior to the cancelation of options tendered for exchange and the grant of Restricted Stock, we might effect or enter into an agreement for a merger or other similar transaction in which we are acquired by another company. If there is a sale of all or substantially all of our assets or stock or we merge with another company before the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our Common Stock under the existing agreements evidencing those options. Further, if we are acquired prior to the expiration date, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact subject to all of their terms and conditions.

Section 7. Conditions of the Offer.

Subject to rules of the Securities and Exchange Commission and notwithstanding any other provision of the offer, we will not be required to accept for exchange any options and may terminate or amend the offer or postpone the acceptance of any options, if at any time on or after commencement of the offer and before the expiration date of the offer any of the following events shall have occurred (or shall have been determined by us to have occurred) that in our reasonable judgment makes it inadvisable to proceed with the offer or with acceptance for exchange:

•
there has been threatened in writing or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of restricted stock in exchange for options, or otherwise relates in any manner to the offer; or that, in our reasonable judgment, could materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us;

•
there has been any action threatened in writing, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•
make the acceptance for exchange of, or the issuance of restricted stock for, some or all of the options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue restricted stock for, some or all of the tendered options;

•	materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us; or

•
materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

•	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks (whether or not mandatory);

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•
any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

•
any significant change in the market price of our shares of Common Stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material effect on our business, condition (financial or other), operations or prospects or on the trading in our Common Stock;

•
any change in the general political, market, economic or financial conditions that could have a material effect on our business, condition (financial or other), operations or prospects that, in our reasonable judgment, makes it inadvisable to proceed with this offer;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•
any change in generally accepted accounting principles or interpretations of generally accepted accounting principles which could or would materially and adversely affect the manner in which we are required for financial accounting purposes to account for the offer;

•
a tender offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, has been proposed, announced or made by another person or entity or has been publicly disclosed, or we have learned that:

•
any person, entity or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Class A or Class B common stock, or any new group has been formed that beneficially owns more than 5% of the outstanding shares of our Class A or Class B common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the commencement date of the offer);

•
any person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the commencement date of the offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Class A or Class B common stock; or

•
any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities; or

•
any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, has or may have a material adverse effect on us and our subsidiaries, taken as a whole.

The conditions to the offer are for our benefit. We may assert them at our discretion prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other conditions to the offer. Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances. Any determination or judgment we make concerning the events described in this section will be final and binding upon all persons, provided that any person may challenge any such determination or judgment in a court of competent jurisdiction.

Section 8. Price Range of Our Common Stock.

Our Common Stock is currently quoted on the NASDAQ Global Select Market under the symbol “GNCMA”. The following table sets forth the range of high and low closing prices for our Common Stock as reported on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Fiscal Year ended December 31, 2009
Third Quarter (through July 30, 2009)	$7.21	$6.41
Second Quarter	$8.06	$6.32
First Quarter	$8.61	$3.78

Fiscal Year ended December 31, 2008
Fourth Quarter	$8.87	$5.32
Third Quarter	$10.78	$6.82
Second Quarter	$8.31	$6.03
First Quarter	$8.44	$5.09

Fiscal Year ended December 31, 2007
Fourth Quarter	$12.25	$7.52
Third Quarter	$13.66	$11.29
Second Quarter	$15.19	$12.65
First Quarter	$16.10	$13.69

On July 30, 2009, the closing price per share of our Common Stock as reported by the NASDAQ Global Select Market was $7.02.

Our stock price has been, and in the future may be, highly volatile. The trading price of our Common Stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, some of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies similar to us, and that have often been unrelated or disproportionate to the operating performance of these companies.

We recommend that you obtain the current market price of our Common Stock before deciding whether to elect to exchange your options.

Section 9. Source and Amount of Consideration; Terms of Restricted Stock.

Consideration.

The number of shares of Restricted Stock to be granted in exchange for each eligible option will be determined based upon the applicable exchange ratio. Each eligible participant will receive an Individual Statement of Options identifying the options held by the participant which are eligible for exchange and how the exchange ratio will apply to each such option.

We will not issue any fractional shares of Restricted Stock. Accordingly, any exchange that would result in a fractional share of Restricted Stock under the applicable exchange ratio will be rounded to the nearest whole number of shares of Restricted Stock (with fractional shares of Restricted Stock greater than or equal to 0.5 rounded up to the nearest whole share of Restricted Stock and fractional shares of Restricted Stock less than 0.5 rounded down to the nearest whole shares of Restricted Stock).

As of July 30, 2009, options granted under our Plan were issued and outstanding to purchase an aggregate of approximately 7,033,396 shares of GCI Common Stock, of which 421 options eligible for exchange in this offer were outstanding to purchase approximately 6,084,146 shares of our Common Stock. The number of shares subject to eligible options held by eligible participants equal approximately 11.5% of the total number of shares of our Common Stock issued and outstanding as of July 30, 2009. Assuming we receive and accept for exchange all such outstanding options, we would issue approximately 2,239,195 shares of Restricted Stock, representing a number of shares equal to approximately 4.23% of the total number of shares of our Common Stock issued and outstanding as of July 30, 2009.

Terms of the Restricted Stock.

For each award of Restricted Stock granted in the offer, we and the participant will enter into a restricted stock agreement. Promptly after the grant date, we will send you a completed restricted stock agreement. The terms and conditions of the Restricted Stock awards will vary from the terms and conditions of the options tendered for exchange. You must sign and return the award agreement. This agreement will be effective from and as of the grant date. The following description of the restricted stock awards to be granted under the Plan is a summary of the material terms of these awards.

Important Note: The description below of the Plan and the Restricted Stock awards to be granted in this offer is merely a summary and does not purport to be complete. Any statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the applicable form of agreement evidencing the Restricted Stock award. These documents have been included as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this Offer to Exchange is also an exhibit).

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General. The Plan was adopted by our Board of Directors and approved by our stockholders in 1986. It has been subsequently amended from time to time, the most recent amendment and restatement of which was approved by our stockholders on June 27, 2005. An Amendment No. 1 to the Plan was approved by our stockholders on June 25, 2007. An Amendment No. 2 to the Plan was approved by our stockholders on June 29, 2009, a copy of which has been filed as an exhibit to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this Offer to Exchange is also an exhibit). The Plan permits the Compensation Committee of our Board of Directors to grant a variety of equity-based awards, including the awards of Restricted Stock to be granted in this offer.

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Purpose. The purpose of the Plan is to (a) attract and retain persons eligible to participate in the Plan; (b) motivate participants in the Plan, by means of appropriate incentives, to achieve long-range goals; (c) provide incentive compensation opportunities that are competitive with those of other similar companies; and (d) further identify interests of participants in the Plan with those of our other stockholders through compensation that is based on our Common Stock; and thereby promote our long-term financial interest and that of our subsidiaries, including the growth in value of our equity and enhancement of long-term stockholder return.

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Administration. The Plan is administered by the Compensation Committee of our Board of Directors. Subject to the provisions of the Plan, the Committee selects the individuals eligible to be granted awards under the Plan, the types of awards granted, the time(s) at which awards may be granted, the number of shares or options subject to each award and all of the terms and conditions of each award. The Committee has the authority to interpret the Plan and to make all other determinations relating to the Plan.

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Nature of Restricted Stock. Each Restricted Stock award consists of shares of GCI Class A common stock that are issued to the participant at the time the award is granted. The applicable award agreement will provide that we may issue shares to a participant by delivering evidence of book entry shares held of record by GCI and credited to the participant’s account. Between the date on which a Restricted Stock award is granted and the date on which shares subject to the award vest, the value of the award will fluctuate based on the market price of our Common Stock, although you will have no right to sell or otherwise transfer such shares until they have vested. No monetary payment (other than applicable tax withholding, if any) will be required as a condition of being granted shares of Restricted Stock.

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Vesting. All Restricted Stock received in exchange for eligible options will vest as follows: 50% of the shares of Restricted Stock will vest on December 20, 2011 and 50% of the shares of Restricted Stock will vest on February 28, 2012. We will grant Restricted Stock awards promptly following the expiration of the offer in exchange for properly tendered options. If your service as an officer or employee of, or a consultant or advisor to, GCI terminates before your Restricted Stock has vested, you will immediately forfeit any shares of Restricted Stock that remain unvested on the date of such termination.

•	Delivery of Common Shares. Upon vesting of Restricted Stock, the shares of vested stock will be transferred to you.

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Termination of Service. If you cease to be an officer or an employee of, or a consultant or advisor to, GCI or any of our majority-owned subsidiaries at any time prior to the vesting of your Restricted Stock, all unvested Restricted Stock at the time of termination of service will be forfeited.

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Transfer Restrictions. Until they have vested, your shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered, other than by will or the laws of descent and distribution.

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Voting and Dividend Rights. If you are granted shares of Restricted Stock, you will have the right to vote and to receive any dividends we may pay with respect to such shares beginning as of the grant date.

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Adjustments Upon Certain Events. As provided in the Plan, in the event of a stock dividend, stock split or other change in corporate structure or capitalization affecting the Common Stock, appropriate adjustments will be made in the number and kind of shares subject to Restricted Stock awards, as determined by the Compensation Committee of our Board of Directors in its discretion. Subject to any required action by the stockholders, if the Company shall be the surviving corporation in any merger or consolidation (other than a merger or consolidation in which the Company survives but its outstanding shares are converted into securities of another corporation or exchanged for other consideration), any Restricted Stock award granted under the Plan shall pertain and apply to the securities which a holder of the number of shares of Common Stock then subject to the Restricted Stock award should have been entitled to receive. Under the Plan, the Compensation Committee may, in its discretion, make such adjustments in the terms of any award of Restricted Stock to reflect any changes in capital structure of the Company or distributions as it deems appropriate, including modification of any performance criteria or performance period applicable to such award.

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Amendment or Termination of the Plan. The Company has the authority to amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may materially and adversely affect any then outstanding Restricted Stock or other awards under the Plan without the consent of the participant unless expressly authorized by the Plan or necessary to comply with any applicable law, regulation or rule.

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Registration of Shares. The shares of GCI Common Stock issuable in connection with the exchange have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the Securities and Exchange Commission. Unless you are considered an “affiliate” of GCI, and subject to insider trading laws, you will generally be able to sell the vested Restricted Stock free of any transfer restrictions under applicable United States securities laws.

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Tax Consequences. You should refer to Section 14 for a discussion of the material U.S. federal income tax consequences of the acquisition, holding and vesting of shares of Restricted Stock under this offer. We strongly urge you to consult with your tax advisor to determine the tax and social security consequences of this transaction under the laws of the country in which you live and work.

Section 10. Information Concerning General Communication, Inc.

General. GCI is incorporated in the State of Alaska. Our principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, and our telephone number at that address is (907) 868-5600.

GCI is Alaska’s leading provider of long-distance, cable television, data and Internet services, as measured by revenues, we are the second largest local access provider, as measured by local access lines, and we are the third largest wireless service provider as measured by lines in service. A pioneer in bundled service offerings, we provide local and long distance voice, cable video, Internet and data communication services, consulting services, network and desktop computing outsourced services, and wireless telephone services, to consumer, network access, commercial and managed broadband customers under our GCI brand. We provide wireless telephone services over our own facilities under the Alaska DigiTel and Alaska Wireless brand names.  We provide Internet services under the Alaska Wireless Internet brand name.  We provide facilities-based local voice services and local exchange carrier services in the Yukon-Kuskokwim Delta region under the brand names of United Utilities and United-KUC.  We also provide long-distance voice, wireless telephone service, and Internet service in the Yukon-Kuskokwim Delta region under the Unicom brand name.

The Company’s Common Stock is traded on the NASDAQ Global Select Market under the ticker symbol “GNCMA”.

Subject to the foregoing, and except as otherwise disclosed in this Offer to Exchange or in our filings with the Securities and Exchange Commission, we presently have no specific plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization;

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any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	our common shares being delisted from the NASDAQ Global Select Market;

•	our common shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934; or

•	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

We cannot assure you that we will not plan, propose or engage in negotiations with respect to the above noted matters during or after the expiration of this offer.

Certain Financial Information. The financial information included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2008 and in our Quarterly ~~Report~~Reports on Form 10-Q for our fiscal ~~quarter~~quarters ended March 31, 2009, and June 30, 2009, is incorporated herein by reference. Please see Section 17, “Additional Information,” for instructions on how you can obtain copies of our Securities and Exchange Commission filings, including filings that contain our financial statements.

The following data has been derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements, and should be read in conjunction with those statements.  Historical results are not necessarily indicative of future results.

	Unaudited
	Quarter Ended		Fiscal Year Ended
	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007
	(dollar amounts in thousands, except per share data)
Income Statement Data:
Revenues	$148,796	$142,461	$575,442	$520,311
Operating Income	$18,559	$14,045	$47,709	$61,145
Income from continuing operations	$2,564	$1,832	$(1,869)	$13,733
Net income (loss)	$2,564	$1,832	$(1,869)	$13,733
Basic earnings per share
Income from continuing operations	$0.05	$0.04	$(0.04)	$0.26
Net income per share	$0.05	$0.04	$(0.04)	$0.26
Weighted average number of shares	52,499	52,320	52,321	52,951
Diluted earnings per share
Income from continuing operations	$0.05	$0.03	$(0.04)	$0.23
Net income per share	$0.05	$0.03	$(0.04)	$0.23
Weighted average number of shares	52,906	52,745	52,321	54,581
Balance Sheet Data:
Current assets	$170,887	$225,213	$163,556	$123,678
Noncurrent assets	$1,176,988	$1,101,082	$1,171,745	$860,555
Current liabilities	$109,092	$117,772	$120,610	$88,391
Noncurrent liabilities	$973,053	$945,139	$955,776	$636,409
Stockholders’ equity	$265,730	$258,828	$258,915	$252,955
Stockholders’ equity per share	$5.02	$4.91	$4.90	$4.80
Number of shares outstanding	52,894	52,715	52,794	52,680

Ratio of Earnings to Fixed Charges.  The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Fiscal Year Ended
	December 31, 2007	December 31, 2008	Three Months Ended March 31, 2009	Three Months Ended June 30, 2009
Ratio of earnings to fixed charges	1.39	0.98	1.05	1.30

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, plus amortization of debt discounts and issuance costs related to indebtedness, plus the estimated portion of rental expense deemed by GCI to be representative of the interest factor of rental payments under operating leases.

Book Value.  We had book value per share of $~~4.95~~5.02 on ~~March 31,~~June 30, 2009 (calculated using the book value as of ~~March 31,~~June 30, 2009, divided by the number of outstanding shares of our Class A and Class B common stock as of ~~March 31,~~June 30, 2009). Our Class B common stock converts to Class A common stock on a on-for-one basis.

For information regarding the accounting consequences of our offer, see Section 12.

Section 11. Interests of Officers; Transactions and Arrangements Concerning the Options.

A list of our executive officers is attached to this Offer to Exchange as Appendix A, which is incorporated by reference herein. For information with respect to the beneficial ownership of our Class A and Class B common stock by those executive officers who were beneficial owners of our common stock as of May 18, 2009, please refer to our proxy statement filed on May 18, 2009.

All of our executive officers who hold eligible options have preliminarily indicated that they plan to exchange all or a portion of their eligible options for shares of Restricted Stock in the exchange offer. Our directors are not eligible to participate in the exchange offer, even if such directors are also executive officers of the Company.

Other than as described below and other than transactions in our securities in the ordinary course with persons who are neither executive officers nor directors of GCI, neither GCI nor our executive officers, directors or affiliates have effected transactions in options to purchase GCI Class A or Class B common stock, in shares of GCI Class A or Class B common stock, or in other securities convertible into or exercisable for shares of GCI Class A or Class B common stock during the 60 days prior to August 6, 2009.

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On June 23, 2009, Gregory W. Pearce, Vice President and General Manager, Commercial Services, exercised options to acquire 1,770 shares of Class Common Stock at $3.25 per share.  On the same day Mr. Pearce sold 1,770 shares of Class A common stock at an average price of $6.5312 per share.

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On June 30, 2009, Natalie W. Blaylock, Vice President – General Manager, Network Access Services, was granted options to acquire 12,500 shares of Class A common stock at an exercise price of $8.00 per share, which options vest in full on April 1, 2010.  The options expire on June 30, 2019, although the options may expire on April 1, 2010 if certain company performance criteria are not met.

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On June 30, 2009, Dana L. Tindall, Senior Vice President – Legal, Regulatory and Governmental Affairs, was granted 10,000 restricted shares of Class A common stock.  The shares vest in full on June 30, 2012.

Except as described in this Offer to Exchange and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and other than outstanding options and other awards granted from time to time to certain of our employees (including executive officers), directors and consultants under our compensation and incentive plans, neither we nor any person controlling us nor any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to this Offer to Exchange with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Section 12. Accounting Consequences of the Offer.

In connection with the issuance of Restricted Stock in exchange for tendered options that we accept for exchange, we may be required to recognize incremental compensation expense for the excess of the value of the Restricted Stock over the value of the tendered options on the exchange date. Such incremental compensation expense will be recognized over the vesting period when the Restricted Stock vests. Based on our assumptions as of the date we commence this offer, we expect this process to result in a significant book expense as our Black-Scholes valuation is attributing the full remaining term of the options to each officer, employee, consultant and advisor participating in the exchange, while FAS 123R shortens that term, potentially significantly.

As noted above, we are offering participants a number of shares of Restricted Stock having a fair value equal to 100% of the fair value of the eligible options exchanged by the participant (subject to a cap on the exchange of 40% -- for example, 100 options would convert into no more than 40 shares of Restricted Stock regardless of the value of the options). In determining the fair value of the exchanged options under Black-Scholes, we assumed an expected remaining term of the option equal to the period beginning on February 28, 2009, through the remaining contractual life of the eligible option. However, in determining the fair value of the option under FAS 123R, we are required to assume a shorter remaining life for the exchanged option, which results in a lower valuation of the exchanged option.

Any compensation expense will be determined at the time Restricted Stock is granted to participants following the expiration of the Offer to Exchange. The amount of this charge will depend upon a number of factors, including the number of options that are tendered by eligible participants, the per share price of GCI Common Stock on the date of the exchange, and the difference between the Black-Scholes value of the options utilized in the exchange and the final accounting value of the options determined under FAS 123R. Since these factors cannot be predicted with any certainty at this time and will not be known until the date on which the Restricted Stock is issued, we cannot predict the exact amount of the charge that will result from the Offer to Exchange. Any such incremental compensation expense will be recognized over the service period of the Restricted Stock awards. If any portion of the new Restricted Stock awards is forfeited by the participants prior to the applicable vesting dates, then the compensation cost for the forfeited portion of the award generally will not be recognized.

Section 13. Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the Restricted Stock or the disposition or exchange of the options as described in this Offer to Exchange. If any other approval or action should be required, we presently intend to seek that approval or take that action. This could require us to delay the acceptance of options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged options and to issue restricted stock is subject to the conditions described in Section 7.

Section 14. Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the offer. This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to in this Section as the “Code”), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances and it is not intended to be applicable in all respects to all categories of option holders.

You are urged to consult your tax advisor with respect to the federal, state and local consequences of participating in the offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Option Exchange and Grant of Restricted Stock. We believe that you will not be subject to current U.S. federal income taxation if you elect to keep your eligible options. We do not believe that there will be any immediate U.S. federal income tax consequences solely as a result of your receipt of a Restricted Stock award in exchange for your eligible options if you are subject to U.S. federal income taxation. We believe, however, that you will recognize ordinary income at the time the shares vest for purposes of the tax rules or if you file an election under Section 83(b) of the Code, each as described below.

Vesting of Restricted Stock. When shares of restricted stock granted to you vest, you will generally recognize ordinary income equal to the fair market value of the shares that become vested. We will determine the fair market value of the shares based on the closing price of our Common Stock as reported on the NASDAQ Global Select Market on the vesting date, or if not reported on such date, on the last day prior to the vesting date on which such closing price was reported. Generally, we will be entitled to a tax deduction equal to any amount recognized as ordinary income by you with respect to your vested Restricted Stock. Generally, you will become vested in the shares for purposes of the tax rules at the time you are vested in the shares for all other purposes.

Election under Section 83(b). You may elect to be taxed at the time that shares of Restricted Stock are granted to you as if the shares were not subject to vesting conditions by filing an election with the Internal Revenue Service under Section 83(b) of the Code no later than 30 days after the date of grant of the shares. If you properly file a Section 83(b) election, you will generally recognize ordinary income equal to the fair market value of all of the shares determined on the date of grant. Generally, we will be entitled to a tax deduction at that time.

Subsequent Sale of Shares. Your tax basis in the shares granted to you will be equal to the fair market value on the date of vesting (that is, equal to the amount of ordinary income you recognize), and the capital gain holding period will commence upon the day following the date on which the shares vested. However, if you filed a Section 83(b) election, your tax basis will be equal to the fair market value of the shares on the date they were granted to you, and the capital gain holding period will commence on the date of grant. Your subsequent disposition of the stock will ordinarily result in a capital gain or loss in an amount equal to the difference between the amount you realize on the disposition and your tax basis in the shares that are disposed of. If you dispose of shares of Common Stock after you have held the shares for more than one year (measured from the date of vesting, or in the case of a Section 83(b) election, from the date of the grant), such capital gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by individuals are subject to a more favorable rate of tax (currently, a maximum rate of 15%) than ordinary income. There are limitations imposed on the ability of individuals to deduct capital losses against their ordinary income.

Income Recognition and Withholding Taxes. If you are an employee, at the time you recognize ordinary income, we will have an income and employment tax (e.g., FICA) withholding obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. This ordinary income resulting from the vesting of your Restricted Stock (or acquisition of the shares if you file a Section 83(b) election) will be reflected on your year-end Form W-2 reported to the Internal Revenue Service. The income tax withholding may be insufficient to cover your final income tax liability with respect to the shares issued to you. You should consult with your tax advisor to determine whether you should make estimated tax payments for the year in which you recognize ordinary income under your Restricted Stock award. If you are a non-employee consultant or advisor, no withholding should be required but you will be required to recognize ordinary income on the vesting of your Restricted Stock (or the acquisition of the shares if you file a Section 83(b) election) and such amount will be reported on your year-end Form 1099 reported to the Internal Revenue Service.

As a condition to our delivering shares of Common Stock to you, you must make arrangements with us to satisfy all tax withholding obligations. If you are an employee, we are offering you two alternatives (unless you file a Section 83(b) election) to satisfy your income and employment tax obligations. The alternatives are as follows:

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You may elect to sell a portion of your vested shares on the vesting date in an amount at least sufficient to provide for the required minimum income and employment withholding taxes. If you make this election, we will automatically sell on the vesting date (or on the next business day if the vesting date is not a day on which the markets are open for trading) and on your behalf the required number of shares and withhold from the sale proceeds, net of sale commissions and fees, the required minimum income and employment withholding taxes and remit them directly to the Internal Revenue Service.

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You may elect to pay us, on or before the fifth business day prior to the vesting date, the required minimum income and employment withholding taxes by delivering a personal check to us. You will be prevented from transferring or selling the vested shares until we have received your check. However, if you have elected to pay withholding taxes by check but fail to deliver your check in the correct amount on or before the required date, we will be authorized to sell on your behalf a number of shares as described in the first alternative above sufficient to satisfy your income and employment tax obligation.

If you elect to sell shares in accordance with the first alternative described above, you will be required to establish a written trading plan that complies with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934 and our securities trading policies (unless, prior to the sale, we have in our sole discretion consented to the sale without such a plan). You must establish your trading plan at a time when our trading window is open and you are not otherwise in possession of material nonpublic information about GCI or its securities. Once established, your trading plan will remain in effect until all of the tax withholding obligations in connection with your award of Restricted Stock have been satisfied.

You will be required to make a separate election for each award of Restricted Stock you receive in the exchange program by submitting your withholding election through the online broker who administers the Plan and related income and employment tax withholding obligations. Following the completion of the Offer to Exchange you will be provided with additional information regarding when your withholding election must be made.  If you do not have a written trading plan in effect before the fifth business day prior to the vesting date, then you may not elect to sell a portion of your shares on the vesting date; rather, you will be required to pay us the required minimum income and employment withholding taxes by delivering a personal check to us.

If you choose to file a Section 83(b) election with respect to a Restricted Stock award, you are required by IRS regulations to submit to GCI a copy of your Section 83(b) election filed with the IRS and, if you are an employee, you will also be required to make a one-time cash payment to GCI to cover the income and employment withholding tax due based on the fair market value on the grant date of all of the shares subject to the Restricted Stock award. Any payment required by the foregoing provision must be made by your personal check on or before the third business day following the date of the 83(b) election (unless we notify you prior to the date in question that you must deliver your check on an earlier date).

In addition to the methods described above, and notwithstanding any election you may have made, we may, at our discretion, permit or require satisfaction of the tax withholding requirements by withholding from the number of shares of our Common Stock vesting under your Restricted Stock award a number of shares (rounded down to the nearest whole share) determined by multiplying the number of shares becoming vested by the combined minimum statutory income and employment tax withholding rates applicable to you.

Regardless of which tax withholding alternative is used, you will also authorize us to withhold from your first paycheck (and subsequent paychecks if necessary) following the vesting date an amount sufficient to satisfy any unsatisfied portion of your required tax withholding.

Section 15. Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 (“Conditions of the Offer”) of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written or electronic notice of such extension to the option holders or making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the offer to terminate or amend the offer and postpone our acceptance and cancelation of any options that you elect to exchange upon the occurrence of any of the conditions specified in Section 7 of this Offer to Exchange by giving oral, written or electronic notice of such termination or postponement to you or by making a public announcement thereof. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of this offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend this offer in any respect.

Amendments to this offer may be made at any time and from time to time. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Eastern Daylight Time (or 5:00 a.m., Alaska Daylight Time), on the next business day after the last previously scheduled or announced expiration date. Any amendment of this offer will be disseminated promptly in a manner reasonably designed to inform option holders of the change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any dissemination.

If we materially change the terms of this offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in the amount of consideration or change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the terms of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of the information. If we ~~decide to take any of the following actions~~increase or decrease the per share exchange value of the options (i.e., increase or decrease what we will give you in exchange for your options), we will notify you and extend the expiration date to the tenth business day after the date of the notice (unless the expiration date as originally scheduled is already on or after the tenth business day)~~:~~

~~•~~	~~we increase or decrease the per share exchange value of the options (i.e., increase or decrease what we will give you in exchange for your options);~~

~~•~~	~~we change the type of options eligible to be tendered for exchange in the offer; or~~

~~•~~
~~we increase the number of options eligible to be tendered for exchange in the offer such that the common shares underlying the increased options exceed 10% of the common shares issuable upon exercise of the options that are subject to the offer immediately prior to the increase~~.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Alaska Daylight Time.

Section 16. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for asking option holders to exchange options under this offer.

Section 17. Additional Information.

With respect to this offer, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that, in addition to this Offer to Exchange, the Letter of Transmittal/Withdrawal, your Individual

Statement of Options, the Plan and the Form of Restricted Stock Agreement, you review the Schedule TO, including its exhibits, before deciding whether or not to exchange your options. We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance with that act, are obligated to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”) relating to our business, financial condition and other matters. Such reports, proxy statements and other information include the following, which are incorporated herein by reference:

•	General Communication, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, which is incorporated herein by reference;

•	General Communication, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which is incorporated herein by reference;

•	General Communication, Inc. Definitive Proxy Statement on Schedule 14A for its 2009 annual meeting of stockholders, which is incorporated herein by reference;

•	General Communication, Inc. Current Reports on Form 8-K filed with the Commission on May 7, 2009, and August 6, 2009, which are incorporated herein by reference; and

•
the description of our common stock contained in the General Communication, Inc. Registration Statement on Form S-8 filed with the Commission on August 7, 2008, which is incorporated herein by reference.

Any amendment or report filed for the purpose of updating such descriptions may be examined, and copies may be obtained, at the Securities and Exchange Commission’s public reference room in Washington, D.C. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-732-0330. Our filings are also available to the public on the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “GNCMA,” and our filings with the Commission can also be read at the offices of The Nasdaq Stock Market.

We will also provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may request by writing to Peter Pounds, or telephoning at (907) 868-6952 between the hours of 9:00 a.m. and 5:00 p.m., Alaska Daylight Time.

As you read the documents listed in this Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about the Company should be read together with the information contained in the documents to which we have referred you.

Section 18. Forward-Looking Statements.

Our reports filed with the Securities and Exchange Commission referred to above include forward-looking statements which reflect our views as of the time of the filing of the respective reports with respect to future events and financial performance. All statements other than statements of historical or current facts, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe” or “continue” or the negative thereof or variations thereof or similar terminology. All forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, achievements, plans and objectives to differ materially from any future results, performance, achievements, plans and objectives expressed or implied by these forward-looking statements.

In evaluating those statements, you should specifically consider various factors, including those identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and elsewhere in this Offer to Exchange. Those factors may cause our actual results to differ materially from any of our forward-looking statements. ~~For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.~~

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement, and the related risks, uncertainties and other factors speak only as of the date on which they were originally made and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement to reflect any change in our expectations with regard to these statements or any other change in events, conditions or circumstances on which any such statement is based. New factors emerge from time to time, and it is not possible for us to predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

August 6, 2009                                                                General Communication, Inc.

APPENDIX A

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS

OF

GENERAL COMMUNICATION, INC.

The directors and executive officers of General Communication, Inc., their positions and offices as of August 6, 2009 are set forth in the following table:

Name	Positions and Offices Held
Stephen M. Brett	Chairman, Director
Ronald A. Duncan	President, Chief Executive Officer and Director
John M. Lowber	Senior Vice President, Chief Financial Officer, Secretary, and Treasurer
G. Wilson Hughes	Executive Vice President and General Manager
William C. Behnke	Senior Vice President – Strategic Initiatives
Natalie W. Blaylock	Vice President – General Manager, Network Access Services
Gina R. Borland	Vice President, Product Management – Voice and Messaging
Martin E. Cary	Vice President – General Manager, Managed Broadband Services
Gregory F. Chapados	Senior Vice President – Federal Affairs and Business Development
Richard P. Dowling	Senior Vice President – Corporate Development
Paul E. Landes	Vice President and General Manager, Consumer Services
Terry J. Nidiffer	Vice President, Product Management – Data and Entertainment
Gregory W. Pearce	Vice President and General Manager, Commercial Services
Dana L. Tindall	Senior Vice President – Legal, Regulatory and Governmental Affairs
Richard D. Westlund	Senior Vice President, Network Access Services
Jerry A. Edgerton	Director
Scott M. Fisher	Director
William P. Glasgow	Director
Mark W. Kroloff	Director
Stephen R. Mooney	Director
James M. Schneider	Director

The address of each director and executive officer is General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. The telephone number for each director and executive officer is (907) 868-5600.

Exhibit (a)(1)(B)

GENERAL COMMUNICATION, INC.

LETTER OF TRANSMITTAL/WITHDRAWAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED AUGUST 6, 2009

Please read this Letter of Transmittal/Withdrawal carefully. To properly elect to exchange your eligible options, or to withdraw or change all or some of the elections you previously submitted, we must receive your Letter of Transmittal/Withdrawal before 11:59 p.m., Alaska Daylight Time, on the expiration date, which is currently September 4, 2009, unless the offer is extended.

You are not required to submit this Letter of Transmittal/Withdrawal if you are electing not to participate in this offer to exchange (the “Offer”). If you do not submit this Letter of Transmittal/Withdrawal by the deadline, it will be interpreted as your election not to participate in the Offer, and you will retain all of your outstanding options with their current terms. If you are electing to exchange eligible options, you must indicate which of your eligible options that you wish to exchange and submit this entire Letter of Transmittal/Withdrawal via the Exchange Offer Website, electronic delivery, facsimile, regular mail, overnight courier or hand delivery as follows:

Through the Exchange Offer Website: Complete and submit your Letter of Transmittal/Withdrawal through the procedures set forth on the Exchange Offer Website.

Via Electronic Delivery: Scan the completed and signed Letter of Transmittal/Withdrawal and e-mail it to tenderoffer@gci. com.

Via Facsimile: To General Communication, Inc., Attn: Peter Pounds, facsimile number (907) 868-5676.

Via Regular Mail, Overnight Courier or Hand Delivery: To General Communication, Inc., Attn: Peter Pounds, 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

To withdraw any or all of your tendered options, you must resubmit to us a Letter of Transmittal/Withdrawal indicating which eligible options that you would like to exchange and which eligible options that you do not wish to exchange. The subsequent Letter of Transmittal/Withdrawal must be delivered in the manner noted directly above and prior to the expiration of the Offer. If, after withdrawing your tendered options, you later decide to make a new election to tender eligible options in the Offer, then you must submit a new Letter of Transmittal/Withdrawal indicating which of your eligible options that you wish to exchange. For purposes of determining whether or not you have chosen to participate in the Offer, we will rely on the most recent Letter of Transmittal/Withdrawal actually received before the Offer expires. The final change to your elections that you submit to us prior to the expiration of the Offer will be binding, and you will not be permitted to make any further withdrawals or elections after the Offer expires.

You do not need to return your stock option agreements in order to effectively elect to accept the Offer.

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We intend to confirm our receipt of your Letter of Transmittal/Withdrawal within two (2) business days of receipt. If we fail to notify you of our receipt of any Letter of Transmittal/Withdrawal that you submit it will NOT affect the validity of your Letter of Transmittal/Withdrawal. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the Offer, please contact either our Chief Financial Officer, John M. Lowber, at (907) 868-5600 or via e-mail to jlowber@gci.com or Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com.

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To: General Communication, Inc.

I have received the Offer to Exchange dated August 6, 2009, this Letter of Transmittal/Withdrawal, the Individual Statement of Options, the Form of Restricted Stock Agreement (the “Agreement”) and the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (as amended, the “Plan”).

General Communication, Inc. (“GCI”) has informed me that if I elect to participate in the Offer I will exchange all or part of my outstanding eligible option grants for certain shares of restricted stock as described in the Offer to Exchange, as set forth in the table of my eligible options contained in Annex A to this Letter of Transmittal/Withdrawal. GCI has further informed me that shares of restricted stock awarded to me will vest 50% on December 20, 2011, and 50% on February 28, 2012. GCI has advised me that I must continue to provide service to GCI through the required vesting period to become entitled to retain the underlying shares of common stock vesting at the end of that vesting period.

I have reviewed the table of my eligible options contained in Annex A, and I confirm that I hold the options listed. I have indicated by checking “Exchange” those eligible options listed in Annex A which I am electing to exchange. I have indicated by checking “Do Not Exchange” those eligible options listed in Annex A which I am electing not to exchange, which options will remain outstanding according to their existing terms and conditions. By completing and submitting this Letter of Transmittal/Withdrawal, I hereby elect to exchange all of the eligible options I have so indicated. For each eligible option I have elected to exchange, GCI has informed me that I will receive, upon the terms and subject to the conditions in the Offer to Exchange and this Letter of Transmittal/Withdrawal (which together constitute the “Offer”), an award for the number of shares of GCI restricted stock set forth in the table in Annex A with respect to such eligible option. GCI has informed me that if I have submitted a Letter of Transmittal/Withdrawal in a timely fashion but have not indicated my election by checking either “Exchange” or “Do Not Exchange” next to any option grants in the table in Annex A that GCI will be entitled, in its sole discretion, either to (a) request that I submit a new Letter of Transmittal/Withdrawal indicating my election or (b) interpret my Letter of Transmittal/Election to be an election to exchange all option grants listed in the table for which I have not checked “Do Not Exchange.”

If, before the expiration of the Offer, I wish to exercise some or all of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election to exchange in accordance with procedures set forth in Section 5 of the Offer to Exchange.

I acknowledge that upon the occurrence of any of the conditions set forth in Section 7 of the Offer to Exchange, GCI may terminate or amend the Offer and postpone its acceptance and cancelation of any eligible options I elect for exchange.

I acknowledge that the restricted stock will be subject to the terms and conditions set forth in the Plan and the terms of a Restricted Stock Agreement, which will constitute a contract between GCI and me. I have reviewed a form of this agreement provided to me. GCI will send me a final Restricted Stock Agreement (with all the blanks filled in) as promptly as practicable after the grant date.

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I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by GCI, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by GCI to be necessary or desirable to complete the exchange of the options I am electing to exchange.

All authority conferred or agreed to be conferred by this Letter of Transmittal/Withdrawal shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

By submitting this Letter of Transmittal/Withdrawal, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Section 4 of the Offer to Exchange and in the instructions to this Letter of Transmittal/Withdrawal will constitute my acceptance of the terms and conditions of the Offer. GCI’s acceptance for exchange of options offered to be exchanged pursuant to the Offer will constitute a binding agreement between GCI and me, upon the terms and subject to the conditions of the Offer to Exchange and this Letter of Transmittal.

I acknowledge that I expect no financial compensation from the exchange and cancelation of my options. I also acknowledge that in order to participate in the Offer I must be an eligible officer or employee of, or consultant or advisor to, GCI from the date when I elect to exchange my eligible options through the time immediately prior to the expiration of the Offer and otherwise be eligible to participate under the Plan. I further acknowledge that if I do not remain an eligible officer, employee, consultant or advisor, I will not receive any shares of restricted stock or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the Offer.

I hereby give up all ownership interest in the options that I elect to exchange, and I have been informed that they will become null and void on the date GCI accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of GCI’s common stock under the eligible options accepted by GCI for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date GCI accepts my options for exchange.

I hereby expressly acknowledge that GCI has advised me to consult with my own advisors as to the legal and tax consequences of participating or not participating in the Offer.

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ANNEX A

GENERAL COMMUNICATION, INC.

LETTER OF TRANSMITTAL/WITHDRAWAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED AUGUST 6, 2009

Participant

Name:

IMPORTANT: For each of your outstanding eligible options listed below, please mark “Yes” if you wish to exchange the option for restricted stock or mark “No “ if you do not wish to exchange the option and instead wish to retain the option with its current terms. Please mark your initials next to each entry.
Option Grant #	Expiration Date	Options Outstanding	Exercise Price	Exchange Ratio	New Grant of Restricted Stock if Options Outstanding Exchanged	Equivalent Price	Make ONE Election for each eligible grant
Exchange Do Not Exchange
Exchange Do Not Exchange
Exchange Do Not Exchange
Exchange Do Not Exchange
Exchange Do Not Exchange
Exchange Do Not Exchange

Please note that GCI will not issue any fractional shares of restricted stock. The applicable amounts in the column headed “New Grant of Restricted Stock if Options Outstanding Exchanged” have been rounded to the nearest whole number.

Participant Signature                                                           Date and Time

Participant Name Printed                                                           E-mail Address

Daytime Telephone Number

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INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Letter of Transmittal/Withdrawal. General Communication, Inc. must receive your signed and dated Letter of Transmittal/Withdrawal before the Offer expires, which is currently scheduled for 11:59 p.m., Alaska Daylight Time, on September 4, 2009, unless the offer is extended. Any Letter of Transmittal/Withdrawal received after that time will not be accepted. The method of delivery of any document is at your election and risk. If you choose to submit a Letter of Transmittal/Withdrawal, your election will be effective upon receipt. If you are unable to access the Exchange Offer Website or if hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or e-mail to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

GCI will not accept any alternative, conditional or contingent offers to exchange options. All eligible participants electing to exchange options, or electing to withdraw or change all or some of their elections previously submitted, by execution of this Letter of Transmittal/Withdrawal, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer to Exchange.

2. Withdrawal of Election. Elections to exchange made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer, currently set to occur at 11:59 p.m., Alaska Daylight Time, on September 4, 2009. If the Offer is extended by GCI beyond that time, you may withdraw your election at any time until the extended expiration of the Offer. To withdraw your tendered options, you must resubmit to us a Letter of Transmittal/Withdrawal indicating which eligible options that you would like to exchange and which eligible options that you do not wish to exchange. Withdrawal elections may not be rescinded and any eligible options withdrawn from the Offer will thereafter be deemed not properly tendered for purposes of the Offer. To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these Instructions to submit a new Letter of Transmittal/Withdrawal prior to the expiration of the Offer. For purposes of determining whether or not you have chosen to participate in the Offer, we will rely on the most recent Letter of Transmittal/Withdrawal actually received before the offer expires. The final change to your elections that you submit to us prior to the expiration of the offer will be binding, and you will not be permitted to make any further withdrawals or elections after the offer expires.

3. Inadequate Space. If the space provided in the Letter of Transmittal/Withdrawal is inadequate, the information requested in the table in Annex A regarding which options are being elected for exchange and which options are being retained should be provided on a separate schedule attached to the Letter.

4. Signatures on this Letter of Transmittal/Withdrawal. If this Letter of Transmittal/Withdrawal is submitted through the Exchange Offer Website, you will be required to acknowledge all of its terms and conditions by entering your PIN and then clicking the “Submit” button located at the bottom of Annex A. If this Letter of Transmittal/Withdrawal is submitted via electronic delivery, facsimile, regular mail, overnight courier or hand delivery, then it must be signed by the option holder. The signature must correspond with the name as written on the face of the stock option agreement(s) to which the options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.

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If this Letter of Transmittal/Withdrawal is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person to so act must be submitted with this Letter of Transmittal/Withdrawal.

5. Requests for Assistance or Additional Copies. If you have any questions or need assistance, or would like to request additional copies of the Offer to Exchange or this Letter of Transmittal/Withdrawal, please contact either our Chief Financial Officer, John M. Lowber, at (907) 868-5600 or via e-mail to jlowber@gci.com, or Peter Pounds, at (907) 868-6952 or via e-mail to ppounds@GCI.com. All copies will be furnished promptly at GCI’s expense. You may also contact GCI by fax or through regular mail using the contact information listed above. You may also use the above contact information to overnight courier or hand deliver your correspondence to GCI.

6. Irregularities. All questions as to the number of shares subject to options to be accepted for exchange and the number of shares of restricted stock to be granted, and any questions as to the form of documents and the validity (including eligibility and time of receipt), form and acceptance of any options elected to be exchanged will be determined by GCI in its sole discretion, which determinations shall be final and binding on all interested persons, provided that such persons may challenge our determinations of these matters in a court of competent jurisdiction. GCI reserves the right to reject any or all elections to exchange options that GCI determines not to be in appropriate form or the acceptance of which may, in the opinion of GCI’s counsel, be unlawful. GCI also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in any election to exchange options, and GCI’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, provided that any party may challenge our determinations of these matters in a court of competent jurisdiction. No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as GCI shall determine. Neither GCI nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.

7. Additional Documents to Read. You should be sure to read the Offer to Exchange, this Letter of Transmittal/Withdrawal, the Individual Statement of Options, the Plan and the Form of the Restricted Stock Agreement before deciding to participate in the Offer.

8. Important Tax Information. You should consult your own tax advisor and refer to Section 14 of the Offer to Exchange, which contains important federal income tax information.

9. Data Privacy. By accepting the Offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, GCI and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the Offer.

You have been advised that your employer, GCI and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social security number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing GCI stock and other employee benefit plans and the Offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the Offer, that these recipients may be located in your country, or elsewhere,

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and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in GCI’s stock and other employee benefit plans and the Offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and the Offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in the Offer.

10. Acknowledgement and Waiver. By accepting the Offer, you acknowledge that: (i) the Offer is established voluntarily by GCI, it is discretionary in nature and it may be extended, modified, suspended or terminated by GCI at any time, as provided in the Offer to Exchange; (ii) the grant of restricted stock is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock or options, or benefits in lieu of restricted stock or options, even if restricted stock or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any GCI stock plan, if any, will be at the sole discretion of GCI; (iv) your acceptance of the Offer will not create a right to employment or be interpreted to form an employment agreement with GCI, its subsidiaries or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the Offer is voluntary; (vi) the future value of GCI’s shares is uncertain and cannot be predicted with certainty; (vii) the Offer, the exchanged options and the restricted stock are outside the scope of your employment contract, if any, and are not part of customary or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, or similar payments; (viii) if you accept the Offer and receive an award of restricted stock and obtain shares of GCI Class A common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised of the risks associated with your participation in the Offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any restricted stock you may receive as a result of participating in the Offer and you irrevocably release GCI and its subsidiaries and affiliates from any such claim that may arise.

11. Tax Liability. Regardless of any action that GCI, its subsidiaries or its affiliates take with respect to any or all income tax, social security, payroll tax, payment on account or other tax-related withholding (“applicable withholdings”), you acknowledge that the primary liability for all applicable withholdings is and remains your sole responsibility and that GCI, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any applicable withholdings in connection with any aspect of the cancelation of eligible options or the grant of restricted stock, the vesting of restricted stock and the delivery of shares of GCI Class A common stock, the subsequent sale of shares of restricted stock of GCI and the receipt of any dividends; and (ii) do not commit to structure the terms of the Offer, including

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cancelation of the eligible options and/or the grant of restricted stock, to reduce or eliminate your liability for applicable withholdings.

You agree to pay or make adequate arrangements satisfactory to GCI, its subsidiaries and its affiliates to satisfy all applicable withholding obligations of GCI, its subsidiaries and its affiliates. In this regard, you authorize GCI, its subsidiaries and its affiliates to (i) sell or arrange for the sale of shares of GCI Class A common stock that you acquire to meet the applicable withholding obligation, (ii) withhold shares of GCI Class A common stock, provided that GCI only withhold the amount of shares of GCI Class A common stock necessary to satisfy the minimum withholding amount, and (iii) withhold from your wages or other compensation payable to you all applicable withholding obligations that are not satisfied by the means previously described. Finally, you agree to pay to GCI, its subsidiaries and its affiliates any amount of applicable withholdings that GCI, its subsidiaries and its affiliates may be required to withhold as a result of your participation in the Offer that is not satisfied by the means previously described.

12. Electronic Delivery of Documents. Any document relating to participation in the Offer or any notice required or permitted by the Offer to Exchange, this Letter of Transmittal/Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by GCI. The Offer to Exchange, this Letter of Transmittal/Withdrawal, an Individual Statement of Options, the Restricted Stock Agreement, the Plan and any other communications to option holders in connection with the Offer (collectively, the “documents”) may be delivered to you electronically. In addition, you may deliver electronically to GCI this Letter of Transmittal/Withdrawal. By submitting this Letter of Transmittal/Withdrawal, you acknowledge that you have read this instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from GCI a paper copy of any documents delivered electronically at no cost to you by contacting GCI by telephone or in writing using the contact information on the first page of this Letter of Transmittal/Withdrawal. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide GCI with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying GCI of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.

13. Governing Law and Documents. The Letter of Transmittal/Withdrawal is governed by, and subject to, United States federal and Alaska state law, as well as the terms and conditions set forth in the Offer to Exchange.

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Exhibit 99.(a)(1)(C)

FORM OF EMAIL TO ELIGIBLE PARTICIPANTS

From:                      tenderoffer@gci.com

Sent:                      August 6, 2009

To:           [NAME]

Subject:                      GCI Stock Option Exchange Program Web Site and PIN

Dear [NAME]:

As announced, GCI has launched a Stock Option Exchange Program (the "Exchange Program") effective today, Thursday, August 6, 2009.  The Exchange Program allows you an opportunity to exchange your eligible stock options for shares of restricted stock.  Complete details are available through the attached website link.  If you decide to accept GCI’s offer to exchange your options, you must complete and submit a Letter of Transmittal/Withdrawal (which can be submitted online) before 11:59 p.m. Alaska Daylight Time on Friday, September 4, 2009.  Elections or changes to elections cannot be accepted after this time.

You will be able to make your election to participate in the Exchange Program on the BNY Mellon Shareowner Services ("BNY Mellon") web site dedicated specifically to GCI.  For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: ##############

Please visit the web site through the following link; https://www.corp-action.net/GCI and follow the instructions for accessing your personal information and making and submitting your elections. The site includes links to access a copy of the Tender Offer document filed with the SEC and a list of frequently asked questions (FAQ) that you may have about the Exchange Program.

If you have questions, please e-mail tenderoffer@gci.com

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Exhibit 99.(a)(1)(D)

GENERAL COMMUNICATION, INC.
INDIVIDUAL STATEMENT OF OPTIONS

General Communication, Inc. (“GCI”) is offering eligible officers, employees, consultants and advisors the opportunity to tender, or exchange, certain outstanding stock options for shares of restricted stock. The restricted stock will be granted under the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (as amended, the “Plan”). You may be eligible to participate in the offer because you have outstanding stock options granted under the Plan on or prior to February 15, 2009, and you are currently employed by, or retained as a consultant or advisor to, GCI. Participation in the offer is voluntary and you are under no obligation to tender any of your eligible stock options.

This Individual Statement of Options highlights some of the key points of the offer. This statement is intended to provide you with information you may find useful in determining whether or not you wish to exchange each eligible option. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange, dated August 6, 2009 (the “Offer to Exchange”). Annex A contains a table showing both your individual stock option information and the shares of restricted stock for which such options may be exchanged. It illustrates what will happen if you choose to exchange or retain your current stock options.

This Individual Statement of Options also sets forth the “Equivalent Price” for each of your eligible options. The Equivalent Price is the per share price of GCI Class A common stock (“Common Stock”) at which the value of your eligible options and the shares of restricted stock you would receive if you elect to participate in the offer would be considered mathematically equivalent. If the per share price of GCI Common Stock rises above the Equivalent Price, then the options would be worth more; while if the per share price of GCI Common Stock fails to achieve the Equivalent Price during the remaining term of your eligible options, the Restricted Stock would be worth more. Please keep in mind that future performance of GCI’s stock will depend on many factors. While you may find the Equivalent Price to be helpful indicator based on your expectation of the future performance of GCI’s Common Stock, there are a variety of other factors that should be taken into account in choosing whether to participate in the Offer to Exchange, including your personal risk tolerance, the applicable vesting dates of your eligible options and the Restricted Stock, and your personal tax situation. We encourage you to speak with your financial and tax advisors to determine whether or not to participate in the Offer to Exchange.

Once you’ve reviewed the information in this Individual Statement of Options and the Offer to Exchange, you must then complete the Letter of Transmittal/Withdrawal to participate in the offer. On the Letter of Transmittal/Withdrawal, you must make an election of whether or not you wish to tender your stock options, and you must sign and return the Letter of Transmittal/Withdrawal so it is received by GCI no later than 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended. You may withdraw your election at any point during the election period by resubmitting a Letter of Transmittal/Withdrawal and indicating that the previously tendered options should not be exchanged. All forms must be received no later than 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended. If you do not submit an completed Letter of Transmittal/Withdrawal by this deadline, it will be interpreted as your decision to not participate in the option exchange program and you will retain all your current stock options with their current terms. All decisions are final as of 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended.

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If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all of the exchanged, unexercised shares in that grant – exchanges for a portion of an outstanding unexercised option will not be accepted. You may, however, exchange some of your option grants without exchanging other option grants. For each eligible option grant you elect to exchange, you will receive a new award of restricted stock based on your option grant’s associated exchange ratio. Restricted stock awards represent the right to receive shares of GCI Class Common Stock once you meet the vesting requirements. Unlike your current stock options, you will not have to pay an exercise price to receive these shares of GCI Common Stock.

All shares of restricted stock received in exchange for eligible options will vest 50% on December 20, 2011, and 50% on February 28, 2012. If your position as an officer or employee with us terminates, or if you are notified by GCI that your services as a consultant or advisor to GCI have been discontinued, before your restricted stock has vested, then you will forfeit any shares of restricted stock that have not vested on the date of such termination. We will grant shares of restricted stock promptly following the expiration of the offer in exchange for properly tendered options.

When your shares of restricted stock vest and your shares of GCI stock are no longer subject to forfeiture, you will be required to recognize the value of these shares as taxable income, unless you file an election under Section 83(b) of the Internal Revenue Code no later than 30 days after the date on which the shares are acquired. A participant in the offer who properly files a Section 83(b) election will recognize ordinary income in an amount equal to the fair market value of the shares determined on the date on which they are acquired rather than on the date on which they vest. The tax consequences of accepting the offer are discussed in more detail under Section 14 of the Offer to Exchange, entitled “Material U.S. Federal Income Tax Consequences.”

If You Choose Not to Participate

If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive shares of restricted stock and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary and you are under no obligation to participate.

What Do You Need To Do?

Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, you must submit the Letter of Transmittal/Withdrawal as described in the Letter of Transmittal/Withdrawal if you wish to participate in the exchange. The completed Letter of Transmittal/Withdrawal must be received by GCI before 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended.

About This Program

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the future market price of GCI Common Stock is unpredictable, eligible participants should carefully consider these risks. It is possible for your stock options to have a greater or lesser value than the shares of restricted stock that you receive under the offer.

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PARTICIPANTS ARE ENCOURAGED TO CAREFULLY CONSIDER THESE RISKS AND TO SPEAK WITH FINANCIAL AND TAX ADVISORS AS NECESSARY BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THE OFFER.

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ANNEX A

GENERAL COMMUNICATION, INC.
INDIVIDUAL STATEMENT OF OPTIONS

•
You may choose to exchange eligible stock options that were granted under our Amended and Restated 1986 Stock Option Plan. Below is a summary of your eligible stock options and the applicable exchange ratio for each option grant.

(a) Grant Date	(b) Exercise Price	(c) Number Outstanding	(d) Exchange Ratio (1)	(e) Shares of Restricted Stock Issued Upon Exchange	(f) Equivalent Price

(1) The ratio of eligible option shares to be canceled to shares of restricted stock to be granted.

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Exhibit 99.(a)(1)(E)

RESTRICTED STOCK AGREEMENT

AMENDED AND RESTATED
1986 STOCK OPTION PLAN OF
GENERAL COMMUNICATION, INC.

This Restricted Stock Agreement (the “Agreement”) is entered into as of the Grant Date (as defined in paragraph 1), by and between the Participant and General Communication, Inc. (the “Company”);

WHEREAS, the Company maintains the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (as amended, the “Plan”), which is incorporated into and forms a part of this Agreement, and the Participant has been selected by the committee administering the Plan (the “Committee”) to receive a Restricted Stock Award under the Plan;

NOW, THEREFORE, it is agreed by and between the Company and the Participant as follows:

1. Terms of Award.  The following words and phrases used in this Agreement shall have the meanings set forth in this paragraph 1:

(a)           The “Participant” is.

(b)           The “Grant Date” is.

(c)           The number of “Covered Shares” awarded under the Agreement is ____ shares. Covered Shares are shares of Stock granted under this Agreement and are subject to the terms of this Agreement and the Plan.

(d)           The “Restricted Period” with respect to any Covered Share is the period beginning on the Grant Date and ending on the date that such Covered Share is fully vested in accordance with the terms of this Agreement. The Restricted Period applicable to the Covered Shares is set forth in paragraph 5 of this Agreement.

(e)           Other words and phrases used in this Agreement are defined in the Plan or elsewhere in this Agreement. Except where the context clearly implies or indicates the contrary, a word, term, or phrase used in the Plan is similarly used in this Agreement.

2. Award.  The Participant hereby is granted the number of Covered Shares set forth in paragraph 1.

3. Dividends and Voting Rights.  The Participant shall be entitled to receive any dividends paid with respect to the Covered Shares that become payable during the Restricted Period; provided, however, that no dividends shall be payable to or for the benefit of the Participant for Covered Shares with respect to record dates occurring prior to the Grant Date, or with respect to record dates occurring on or after the date, if

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any, on which the Participant has forfeited those Covered Shares. The Participant shall be entitled to vote the Covered Shares during the Restricted Period to the same extent as would have been applicable to the Participant if the Participant was then vested in the shares; provided, however, that the Participant shall not be entitled to vote the Covered Shares with respect to record dates for such voting rights arising prior to the Grant Date, or with respect to record dates occurring on or after the date, if any, on which the Participant has forfeited those Covered Shares.

4. Deposit of Covered Shares.  During the Restricted Period, each Covered Share granted under this Agreement shall be registered in the name of the Company for the benefit of the Participant and shall be deposited with the Company or the Company’s transfer agent (either on a certificated or uncertificated basis as determined by the Committee).

5. Transfer, Vesting and Forfeiture of Shares.  Subject to the terms and conditions of this Agreement and the Plan, the Participant shall become vested in any installment of Covered Shares so long as the Participant’s Service does not terminate prior to the end of the Restricted Period covering such installment of Covered Shares.  If a Participant’s Service terminates for any reason prior to the end of the Restricted Period, whether voluntarily or involuntarily (including the Participant’s death or Disability), then the Participant shall forfeit to the Company any Covered Shares which remain unvested as of the date of the Participant’s termination of Service. With respect to any of the Covered Shares, the period during which such Covered Shares are not vested (and are therefore subject to forfeiture) is referred to herein as the “Restricted Period”. The Restricted Period shall begin on the Grant Date with respect to all of the Covered Shares and shall end (i) on December 20, 2011, with respect to 50% of the original number of Covered Shares, and (ii) on February 28, 2012, with respect to the remaining 50% of the original number of Covered Shares.  Upon the vesting of any installment of Covered Shares, the Participant shall own such shares free of all restrictions otherwise imposed by this Agreement, other than the restrictions imposed by paragraph 6 hereof.

6.	Compliance with Applicable Laws; Limits on Distribution.

(a)           Compliance with Securities Laws. If the Participant is subject to Section 16(a) and 16(b) of the Exchange Act, the Committee may, at any time, add such conditions and limitations to any of the Covered Shares (or the shares of Stock after the Restricted Period has lapsed) as the Committee, in its sole discretion, deems necessary or desirable to comply with Section 16(a) or 16(b) of the Exchange Act and the rules and regulations thereunder or to obtain any exemption therefrom.

(b)           Certificates. To the extent that the Plan or this Agreement provides for the issuance of certificates to reflect the transfer of Covered Shares, the transfer of such shares may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the rules of any securities exchange or similar entity.

7. Withholding.  The grant and vesting of shares of Stock under this Agreement are subject to withholding of all applicable taxes. At the election of the Participant, and subject to such rules and limitations as may be established by the Committee from time to time, such withholding obligations may be satisfied through the surrender of shares of Stock which the Participant already owns, or to which the Participant otherwise is entitled under the Plan; provided, however, that such shares may be used to satisfy not more than the Company’s minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income).

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8. Nontransferability.  During the Restricted Period for a Covered Share, the Covered Share may not be sold, assigned, transferred pledged or otherwise encumbered in any manner otherwise than by will or by the laws of descent or distribution.

9. Successors.  This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns.

10. Administration.  The authority to manage and control the operation and administration of this Agreement shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as it has with respect to the Plan. Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement is final and binding on all persons.

11. Plan Governs.  Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company and this Agreement is subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time pursuant to the Plan.

12. Not An Employment Contract or Contract of Continued Service.  The grant of Covered Shares pursuant to this Agreement will not confer on the Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate or modify the terms of such Participant’s employment or other service at any time.

13. Amendment.  This Agreement may be amended in accordance with the provisions of the Plan and otherwise may be amended by written agreement of the Participant and the Company without the consent of any other person.

14. Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

15. Applicable Law.  The provisions of this Agreement shall be construed in accordance with the laws of the State of Alaska, without regard to the conflict of law provisions of any jurisdiction.

16. Entire Agreement.  The Plan and this Agreement constitute all of the terms with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the undersigned has been authorized by the Company to execute this Agreement and the Participant has agreed to the terms of this Agreement, all as of the Grant Date.

GENERAL COMMUNICATION, INC.

By:
Its:

[Participant]

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Exhibit 99.(a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE PARTICIPANTS
CONFIRMING RECEIPT OF LETTER OF TRANSMITTAL/WITHDRAWAL
SUBMITTED VIA THE EXCHANGE OFFER WEBSITE.

ELECTION INFORMATION
Please print this page for your records.

[NAME] [TIME]
[ADDRESS]
[E-MAIL ADDRESS]

           Your current election(s) is/are reflected below.
Option Grant #	Expiration Date	Options Outstanding	Exercise Price	Exchange Ratio	New Grant of Restricted Stock if Options Outstanding Exchanged	Equivalent Price	Make ONE Election for each eligible grant
[Exchange or Do Not Exchange]
[Exchange or Do Not Exchange]
[Exchange or Do Not Exchange]
You have elected to cancel [#] options. You will be granted [#] new Shares of restricted stock.

Please be advised that you cannot updated your election(s) after the Stock Option Exchange Program expires at 11:59 p.m. Alaska Daylight Time on Friday, September 4, 2009.  However, you may return to this web site at any time before the Exchange Program expiration date/time to update your election(s).

Thank you for participating in this offer.
Please print this page for your records.
Click on the following links to view details of GCI’s Stock Option Exchange Program:	• Offer to Exchange • Restricted Stock Agreement • Letter of Transmittal/Withdrawal • Individual Statement of Options

______________________________________________________________________________

This Stock Option Exchange Program expires at 11:59 PM Alaska Daylight Time on September 4, 2009.  If you have questions, you can email them to tenderoffer@gci.com
______________________________________________________________________________

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Exhibit 99.(a)(1)(G)

FORM OF COMMUNICATION TO ELIGIBLE PARTICIPANTS
CONFIRMING RECEIPT OF LETTER OF TRANSMITTAL/WITHDRAWAL
SUBMITTED VIA E-MAIL, FACSIMILE, REGULAR MAIL, OVERNIGHT COURIER OR HAND DELIVERY.

Dear, XXX:

This message confirms that we have received the Letter of Transmittal/Withdrawal you submitted on [DATE] at [TIME], in connection with the General Communication, Inc. (“GCI”) Stock Option Exchange Program.  You may change any previous election at any time by delivering a new Letter of Transmittal/Withdrawal.  For purposes of determining which of your eligible options have been tendered for exchange, GCI will rely on the most recent Letter of Transmittal/Withdrawal actually received before the offer expires.  If you have any questions please e-mail tenderoffer@gci.com.

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Exhibit 99.(a)(1)(I)

AMENDMENT TO
AMENDED AND RESTATED 1986 STOCK OPTION PLAN
OF
GENERAL COMMUNICATION, INC.

This Amendment (this “Amendment”) to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (as amended, the “Plan”) is made and shall be effective, subject to shareholder approval, as of May 1, 2009.

Whereas, General Communication, Inc., an Alaska corporation (the “Company”), has adopted and maintains the Plan;

Whereas, Section 11 of the Plan states that the Company may amend, suspend or terminate the Plan at any time, subject to the approval of the Company’s shareholders in certain circumstances; and

Whereas, the Company now desires to amend the Plan.

Now, therefore, the Company hereby amends the Plan as follows:

1.
Terms used with capitalized letters will have the meanings specified in the Plan unless otherwise defined below, applicable to both singular and plural forms, as well as all verb tenses, for all purposes of this Amendment.

2.	The Plan is hereby amended as follows:

A new Section 12.11 shall be added to the Plan as follows:

“12.11                Option Exchange.  Notwithstanding any other provision of the Plan to the contrary, the Board of Directors of the Company or the Company’s Compensation Committee may provide for, and the Company may implement, a one-time-only Option exchange offer, pursuant to which certain outstanding Options could, at the election of the Participant, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Restricted Stock, provided that such one-time-only Option exchange offer is commenced within 12 months of the date that this Section 12.11 is approved by the shareholders of the Company in accordance with Section 11 of the Plan.”

3.
This Amendment shall not be effective, and the terms of the Plan shall not be amended hereby, unless and until this Amendment is approved by the shareholders of the Company in accordance with Section 11 of the Plan.

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4.	Except as modified by this Amendment, all other terms and conditions of the Plan shall remain in full force and effect, and this Amendment shall be governed by all provisions thereof.

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IN WITNESS WHEREOF, the undersigned has executed this Amendment to be effective as set forth herein.

GENERAL COMMUNICATION, INC.
By:	/s/ RONALD A. DUNCAN
Name:	Ronald A. Duncan
Title:	President and Chief Executive Officer

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Exhibit 99.(a)(1)(J)

OPTION EXCHANGE PROGRAM
PRESENTATION

Purpose

To provide you with information about the option exchange program so that you can make an informed choice that is right for you.

The Basics - Who, What, When, Where & Why
Who is eligible to participate in the option exchange program?	All GCI option holders with the exception of GCI Directors
What option grants are considered eligible to participate in the option exchange program?	All GCI options with the exception of those that vest based on EBITDA
When can I make my election	You have from August 6th through September 4th to make your election
Where can I go to make my election?
1.  From any computer you can log onto the election website to make your election electronically
2.  You can also make your election by submitting your letter of transmittal/withdrawal via e-mail, via fax, or via regular mail, overnight courier or hand delivery

Why are we having this option exchange?
1.  Employees – A more tangible form of equity compensation
2.  Shareholders – Limits potential future dilution
3.  Company – Generally increases the vesting period
4.  This is the first step in a move towards equity compensation in the form of restricted stock instead of Options

What is restricted stock?

Restricted stock is simply GCI class A common stock that is held in your name but cannot be sold until it vests.  Restricted stock can vote and receive dividends, if any.

How did you determine how many shares of restricted stock I would get for each option award?

           Modified value for value exchange (capped at 40% conversion ratio)
                      The value of the options based on Black Scholes valuation method
                                The Basics:

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                                           Strike Price
                                           Volatility
                                           Time
                      The value of the Restricted Stock

Example, if you had 100 options that were valued at $3 each and the stock price was $10 you would be able to exchange those options for 30 shares of restricted stock.

What is the “Equivalent Price”?

The Equivalent Price is the per share price of GCI Class A common stock at which the value of your eligible options and the shares of restricted stock you would receive if you elect to participate in the offer would be considered mathematically equivalent.

For example, assume that you had the following
•	100 options
•	$7 Strike Price
•	Right to convert into 30 shares of Restricted Stock

If you choose to participate in the option exchange program, then you would receive 30 shares of restricted stock.  In this example, the Equivalent Price would be equal to approximately $10.00, as the net proceeds you would receive after selling the common stock acquired through the exercise of the options ($1,000 less the exercise price of $700, or $300) would be equivalent to the net proceeds you would receive after liquidating your restricted stock (30 shares multiplied by the per share price of $10.00, or $300).  As long as the per share price of GCI Class A common stock is above the Equivalent Price, then the options would be worth more; while during the time that the per share price of GCI Class A common Stock is lower than the Equivalent Price, the restricted stock would be worth more.

Why did you provide the Equivalent Price?

We think that it is a helpful factor to consider.  Generally if you think the price per share of GCI Class A common stock will be worth significantly more than the Equivalent Price then you would be inclined to keep your options.  On the other hand, if you don’t think the price per share will reach or exceed the Equivalent Price then you would be inclined to exchange your options for restricted stock.  There are many other factors that you would want to consider but we think it is a helpful calculation to include.

Are there any tax consequences to this exchange?

Short answer = Yes

Stock Options
•	Taxes are paid as ordinary income when exercised on the net value received ($10 stock price with $6 strike price = $4 in ordinary income).
•	You can time the tax consequences by when you actually exercise the options.

Restricted Stock

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•	83(b) election and pay the taxes now
•	Pay withholding taxes to GCI on vesting
•	Sell enough of the shares on vesting to pay the withholding

Is GCI recommending that option holders elect to exchange?

GCI is not making any recommendation as to whether or not you should elect to exchange your eligible options.  You should read the exchange offer documents, consult with your personal tax and financial advisors and then make the election that you believe is best for you.

I would be happy to entertain any questions about the Exchange Program at this point, by phone, or via e-mail at tenderoffer@gci.com.

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